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ANNUAL REPORT

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

2008

DESCRIPTION OF BUSINESSS

The following discussion should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Annual Report. In addition, the Company desires to take advantage of certain provisions of the Private Securities Litigation reform Act of 1995 that provide a safe harbor for forward-looking statements made by or on behalf of the Company. Except for the historical information contained herein, the matters discussed herein are forward-looking statements, the accuracy of which is necessarily subject to risk and uncertainties. Specially, the company wishes to alert readers that the aforementioned factors as well as the risk factors and other cautionary statements as set forth in the Company’s various filing with the Securities and Exchange Commission, in the past have affected and in the future could affect the Company’s actual results, and could cause the Company’s results for future periods to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

OVERVIEW

The Company’s principal business is the development and commercialization of technology for biomass-to-liquid fuel conversion using a process called “Fast Pyrolysis”. Fast Pyrolysis is a process that rapidly heats biomass in the absence of oxygen to produce a liquid fuel (“BioOil”). BioOil is a clean, renewable fuel which, providing the equipment is suitably modified, can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in certain industrial boilers, fuel gas turbines and other industrial applications. The Company aims to generate significant amounts of energy, in the form of BioOil fuels, based upon utilization of relatively abundant and inexpensive biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at little to no cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. We believe that the significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations often entailing downtime.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications.  The Company’s Fast Pyrolysis process converts raw forest and agricultural biomass residues such as sawdust, sugar cane bagasse, rice husks and wheat straw, amongst others, into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases).  The non-condensable gases are used to fuel the pyrolysis process, and char, which is similar to coal, is a re-useable “green” fuel. The entire system is a closed loop with virtually no emissions or waste by-products.  The process was developed by Resource Transforms International, Ltd. (“RTI”).

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

Development of Our Business

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to Dynamotive Energy Systems Corporation.

In 1996, the Company obtained the exclusive worldwide rights from RTI for air emission control products from this technology. In 1998, this exclusive arrangement with RTI was expanded to include the Fast Pyrolysis process and virtually any new products derived from BioOil including fuels and slow release fertilizers. In February 2000, the

Company acquired the patent to this technology from RTI and entered into a research agreement with RTI on biofuels and BioOil derivative products. The research agreement has terminated and the patents are now owned royalty-free by the Company.

In September 2006, the Company and Pendana Limited BVI (“Pendana”) also entered into joint venture agreement to establish Dynamotive Biomass Resource Corporation (“DBRC”) (a company incorporated federally in Canada) with the purpose of securing biomass and to source project development opportunities and additional biofuel and green credit pipeline opportunities.  Pursuant to terms of the agreement, the Company earned a 51% interest in DBRC by contributing cash of $500,000 and granting DBRC certain rights associated with specific biomass development opportunities in Canada, South America, and Europe.  In return for a 49% ownership in DBRC, Pendana’s contribution amounted to cash payments totaling $2,000,000.  In addition, the Company agreed to lend DBRC up to $1 million, with terms to be entered into at a later date.  Pendana further agreed to provide a $20 million revolving line of credit to DBRC.  Any sums advanced under this credit facility shall at Pendana’s sole discretion, be repayable on demand and shall bear interest at 4% above the rate of the Royal Bank of Scotland.  Pendana shall be entitled to security in the projects or assets funded under this clause of the credit facility. As at December 31, 2007 and to date, no funds have been advanced by Pendana under this credit facility.

In September 2006, the Company and Pendana also entered into an agreement in connection with the Company’s then wholly-owned subsidiary Dynamotive Europe Limited (“DEL”).  The agreement was made in an effort to establish DEL as a permanent presence in Europe to develop European projects.  Under the terms of the agreement, Pendana completed a private placement with the Company, whereby the Company issued 2,332,361 common shares and 583,090 share purchase warrants for gross cash proceeds of $2,000,000.  The warrants were exercisable at $1.26 and expired unexercised on February 24, 2007.  In addition, the Company issued a total of 3,000,000 warrants, with an exercise price of $1.2375, to Pendana, 1,000,000 of these warrants expired unexercised on April 24, 2007 and the remaining 2,000,000 warrants expired unexercised on February 28, 2007.  Pendana also received a 20% interest in DEL, with Dynamotive maintaining the remaining 80% interest.  The Company further agreed to loan DEL $2,000,000 on commercial terms.

Pursuant to the terms of the agreement, 20% of the net cash generated by DEL will be distributed to Pendana’s agent and 80% to the Company in settlement of the intercompany debt.  In the event DEL wishes to seek further debt or equity funding to finance specific projects at any time following the date of the agreement, Pendana shall have the right of first refusal.

In July 2007, the Company entered into a share exchange agreement with Pendana, whereby Pendana agreed to sell its 49% (490,000 common shares) of DBRC in consideration of the issuance of 2,000,000 common shares of the Company having a fair value of $1.02 per share which were issued to Pendana in August 2007.

In October 2008, the Company and Pendana Limited (“Pendana”) entered into a share purchase agreement where Pendana (the beneficial owner of one share representing 20% of DEL) sold the one share of DEL to the Company for £1 and DEL again became a wholly owned subsidiary of the Company. The Company continues to consolidate DEL for each of the years presented.

As at December 31, 2008, the Company had six wholly-owned subsidiaries.

The principal executive office of the Company is Suite 140 - 13091 Vanier Place, Richmond, British Columbia, Canada, V6V 2J1 (Telephone: 604-295-6800).

ACTIVITIES

Dynamotive’s primary focus is to commercialize its patented BioOil production technology and establish this technology as the worldwide industry standard for production of BioOil as a clean, renewable fuel utilizing biomass feedstocks. To support this goal, the Company plans over the next year to develop full commercial scale BioOil production facilities in conjunction with its alliance partners and then expand upon its existing marketing efforts to generate new licensees throughout Canada, Europe, the USA, Asia and Latin America.

The Company is currently commercializing its Fast Pyrolysis biomass-to-energy technology that converts low or zero cost forest and agricultural biomass residues into liquid BioOil that is then used as a “green” renewable fuel alternative for power generation, industrial use or as the raw material for a range of derivative products. In 2005 the Company completed construction of its first 100 tonnes per day (tpd) commercial scale plant (which has been upgraded and expanded to 130 tpd capacity), located adjacent to the Erie Flooring and Wood Products manufacturing plant in West Lorne, Ontario, Canada. In addition, the Company completed a 200 tpd plant in Guelph, Ontario, Canada which was commissioned and entered operation in early 2008.

In the second half of 2008 the Guelph plant was idled due to feedstock issues and financial constraints and currently remains in a shut down mode. Prior to shut down the Guelph plant was handling a number of different feedstocks,  including construction wood waste material. This material was found to have an excess of foreign substances which caused fouling and other operational difficulties. The Company is currently investigating a number of alternative financing and business structures and potential feedstock supplies to utilize the plant and to bring it into regular operation.

Initial applications for BioOil are targeted for generating heat, power and mechanical energy in industrial boilers, gas turbines and stationary reciprocating engines.  The Company’s Fast Pyrolysis process converts raw forest and agricultural biomass residues such as sawdust, sugar cane bagasse, rice husks and wheat straw, amongst others, into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases).  The char produced in this process can also be used as a fuel or as a feedstock for the production of charcoal briquettes, in its raw form as a coal or coke alternative; or in other potential value added applications including use as a soil enhancer (CQuestTM); activated carbon for use in the water and wine industries and carbon black for domestic and industrial uses. The char can also be added back into the BioOil to produce an “Intermediate” grade BioOil (“BioOil Plus”) with higher energy content. The non-condensable gases are re-cycled in the Fast Pyrolysis process and provide the majority of the energy required for the process.

The Company has also developed, at bench scale, processes for the upgrading of BioOil into “UBA” and “UBB” which have less acidity, lower water content and lower oxygen content.  If successfully developed and produced at larger scale, UBA would be an industrial fuel and UBB would be suitable as a transportation fuel or as a feedstock into the conventional petroleum refining process.

Development and Commercialization of our Technology

The six phases of our development and commercialization program are as described below:

Phase 1: Bench scale, “proof of concept” was completed by RTI in 1996. Dynamotive licensed the Fast Pyrolysis technology in 1997 and purchased the exclusive worldwide rights to the technology from RTI in 2000.

Phase 2: In 1997, Dynamotive built a 0.5 tonnes per day (tpd) prototype plant in Vancouver, BC, which was upgraded in 1998 to a capacity of 2 tpd. This plant has operated for over 3,000 hours.

Phase 3: In 2001, Dynamotive entered into a strategic alliance with Tecna S.A. of Argentina to develop commercial energy systems based on Dynamotive’s pyrolysis technology in Latin America and other markets on a non-exclusive basis. Tecna would also collaborate with Dynamotive to provide technical design and optimization input on Dynamotive’s BioOil production technology. Tecna has provided valuable technical support, engineering and consulting services to validate the basic engineering and operation of the BioOil technology and to evaluate and quantify the potential for improvements to the efficiency of the BioOil technology. This work has been on going since and resulted in confirmation of the basic BioOil designs and process efficiencies, development of process designs and equipment specification and design details that are being incorporated into the current BioOil plant designs.

Phase 4: Dynamotive completed commissioning of a new 10 tpd pilot plant in March 2001 which was de-commissioned in December 2002. The plant was built to industrial specifications complete with a state-of-the-art distributed control system (DCS). The plant had a production capacity of 6,000 liters of BioOil per day and achieved or exceeded this capacity output for more or less continuous periods of up to 10 days at a time. The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity.

Phase 5: Following the 10 tpd pilot, Dynamotive began construction of a 100 tpd commercial scale plant, with initial commissioning in 2005. This plant processes wood residues and is designed for continuous 24-hour production at commercial scale although this capacity has only been achieved for short periods of time since commissioning. This project is also intended to demonstrate continuous operation of end use applications (boilers/kilns and gas turbines). The principal goal of the commercial demonstration project is to demonstrate the economics of the process, and to secure future engineering, procurement and construction (EPC) commitments from the Company’s current partners and potential future service and equipment providers. Ultimately, the Company expects these EPC commitments to facilitate lending commitments to execute on BioOil project developments as part of the Company’s final commercialization phase.

During 2006, the plant was either producing or available (e.g. reactor warm) for 135 days. During this period, the West Lorne plant produced BioOil and Char for a number of purposes including BioOil shipments to the US of $123,954 and deliveries of electricity to the grid of $30,966; successful commercial scale fuel demonstrations in a number of industries within Canada; running of the turbine; providing BioOil for business development and research initiatives in North America and Europe (including emulsification development); and providing a commercial scale platform for the Company in its evaluation of design and process improvements for its 200tpd unit now in commissioning in Guelph.

In December 2006, the Company began an upgrade and expansion of the West Lorne plant to increase its capacity to 130 tonnes per day.  The expansion has been completed and the facility re-entered operations in the first quarter of 2008. During 2008 the West Lorne plant the plant was either producing or available (e.g. reactor warm) for 45 days. During this period, the West Lorne plant produced BioOil and Char for a number of purposes including BioOil shipments (primarily to the US) of $63,976; Char sales of $12,146; service sales of $74,941 as well as incidental deliveries of electricity to the grid.

The West Lorne facility has provided Dynamotive with a showcase of its commercial BioOil technology to many interested companies and government institutions and has been fundamental in the Company’s successes in sale of plant and master licenses previously disclosed and those currently in negotiation.

Phases 6: In 2008 the Company commissioned and completed initial operation of its first 200 tpd plant, located in Guelph, Ontario, Canada. Dynamotive and partners plan to develop multiple commercial plants at the 200 tpd scale and larger and to bring the costs of the plants down significantly. The Company is presently seeking to secure rights to multiple ‘high disposal cost’ biomass waste streams around the world, in order to accelerate its commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

Phases 7: The Company intends to develop pilot scale and then commercial scale production of upgraded BioOil (referred to as “UBA” and “UBB”) which would have less acidity, lower water content and lower oxygen content.  If successfully developed and produced at larger scale, UBA would be an industrial fuel and UBB would be suitable as a transportation fuel or as a feedstock into the conventional petroleum refining process. The Company also continues to pursue the development of commercially attractive derivative chemicals from BioOil.

The Company has commitments of approximately $0.6 million in capital expenditures in 2009.

By virtue of being derived from biomass residues, all BioOil fuels are considered to be carbon dioxide and greenhouse gas neutral. When combusted, they produce no sulfur dioxide and significantly reduced nitrogen oxide emissions compared with hydrocarbon fuels, therefore having significant environmental benefits over these fuels with respect to atmospheric pollution.

BioOil Production Process

In the Fast Pyrolysis process, biomass waste materials are rapidly heated in the absence of oxygen in a reactor. The rapidly vaporized volatiles are then quickly condensed, forming a liquid fuel referred to as BioOil, solid char and non-condensable gases. Depending upon the feedstock used (many different sources of feedstock have been bench tested thus far), the process typically produces 60-75 tons of BioOil, 15-20 tons of char and approximately 15 tons of non-condensable gases from 100 tons of biomass residues. The Company believes that the overall simplicity of the Fast pyrolysis process and the fact that all the major equipment is already well proven in existing related industrial applications gives the Company’s BioOil technology competitive advantages over other pyrolysis conversion technologies such as lower capital and operating costs, higher product yields, a significantly higher quality BioOil and the flexibility to process a wide variety of feedstocks.

The Company began producing batch quantities of BioOil in 1997 in its 0.5 tpd Fast Pyrolysis pilot plant located at the Company’s research and development facility in Vancouver, BC. By the end of 1998, the BioOil Technology Group had upgraded, commissioned and operated the plant to a capacity of two tpd on a continuous basis. In 1999, further changes were made to the feed system, Fast Pyrolysis reactor, cyclone, and instrumentation and control systems to provide increased stable operation. Once these changes were made, the Fast Pyrolysis was re-commissioned and produced BioOil of sufficiently high quality to meet fuel specification requirements as defined by our engine testing partners.

The Company’s 10 tpd BioOil plant was commissioned in March, 2001. Commissioning included a sustained 10 day, 24 hr/7 day a week operation which demonstrated that this design with minor adjustments could process 14.5 tpd rather than the estimated 10 tons. The Company believes that the plant conforms to all applicable British Columbia safety, electrical and mechanical design standards, utilizing state-of-the-art “smart” instrumentation and a high-powered industrial-grade distributed control system. The Company adopted this design policy in order to facilitate easy scale-up to commercial plant capacities.

BioOil Production Facilities and Markets

During 2004, the Company began construction of its first 100 tpd plant in Ontario, Canada at the Erie Flooring and Wood Products (“Erie Flooring”) facilities in West Lorne, Ontario, Canada (“West Lorne”). The integrated plant utilizes wood residue from Erie Flooring’s operations and is comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by Dynamotive and Magellan Aerospace, Orenda division (Orenda) respectively. Erie Flooring provides wood residue for the project and will receive char for process heat for its operations. The project began to export green power on a limited basis to Ontario’s grid system in 2005.

The Company has entered into lease, wood supply, steam and other agreements with Erie Flooring, which allow for operation of the plant. The Company has received its generation license from the Ontario Energy Board and has an interconnection agreement with Hydro One for the export of electric power to the Ontario electricity grid and in January 2007 was approved for a contract with the Ontario Power Authority to sell all of its electricity at C$110/Mwh over a 20 year period with certain annual inflation related adjustments. On April 5, 2007 the Company entered into certain amended agreements with Erie Flooring regarding the supply by Erie Flooring of wood to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge.  In relation to these agreements, the Company agreed to pay for the purchase and installation of a char based boiler system and related char delivery infrastructure.  The terms include an immediate payment of $500,000 to Erie Flooring and a further $359,000 to Erie in equal monthly payments plus 8% interest, over the next 10 years for the purchase of the boiler.

A small fire in an isolated area of the West Lorne Plant occurred on April 10th 2008. There were no injuries and there was no need to evacuate the plant. No significant damage to the plant is reported, and product storage areas were not affected. Work continues to investigate the event and establish a schedule for repairs, which are expected to take approximately two months. The total cost of the repairs was approximately $300,000 and the majority of these costs were covered by insurance.

Due to difficulties in operating levels and feedstock limitations, the Company has made a $5.1 million valuation allowance to reduce the book value of the West Lorne plant.

During 2006 and 2007, the Company constructed a 200 tpd BioOil production facility in Guelph, Ontario, Canada.  The Company owns the plant and intends to lease it to Evolution BioFuels Inc., the entity that will operate the plant.  The plant was commissioned in early 2008 and is designed to produce BioOil Plus, which is a mixture of BioOil and char.  In the second half of 2008, the Company put the plant into shut-down mode due to feedstock issues and financial constraints. The Company is currently in discussions with Evolution Biofuels about possibly changing the business structure.  Accordingly, the Company has made an $8.8 million valuation allowance to reduce the book value of the Guelph plant.

The Company believes that the near term commercial application for BioOil is as a clean burning fuel that can be used to replace natural gas, diesel and other fossil fuels in boilers, gas turbines and slow and medium speed reciprocating engines for heat and power generation, to replace natural gas in the forest industry and for lumber dry kiln and lime kiln applications. Initial markets are expected to include Canada, the US, Europe, Latin America, Asia and Island based economies.

Orenda is in the second phase of a program to develop a commercial gas turbine package fueled by Dynamotive’s BioOil. The 2.5 MW (megawatt) GT2500 turbine was successfully commissioned on BioOil in 2005 and is at the West Lorne site. Orenda has also identified further commercial scale projects for its turbines and BioOil, in addition to West Lorne as referred to above.

Dynamotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, Dynamotive completed pilot scale limekiln testing of BioOil fuel in conjunction with the University of British Columbia (UBC) and in July 2006 completed an industrial scale lime kiln burn in British Columbia, Canada. In 2006 and 2007, the Company also completed test burns in greenhouses and in an aluminum smelter with Alcoa. Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat) including sawmills, pulp mills and greenhouses. Beyond the programs above, testing continued with various industrial burner and boiler combustion experts and manufacturers and with industrial customers in 2008. These tests are a necessary prerequisite to long term fuel sales agreements.

The Company has completed a series of production runs converting 100% softwood bark derived from spruce, pine and fir into fuel quality BioOil. Lower value bark residues are a major problem for the forest industry; as bark has little or no value and is costly to dispose of. Canada, for example, produces approximately 18 million tons of sawmill residues per year of which 5 to 6 million tons are considered wastes and are subsequently incinerated or landfilled.

BioOil Applications and Derivative Products

BioOil has a wide range of potential commercial applications. As the BioOil industry matures it has the potential to follow a similar development path as the petroleum industry, beginning with exploitation of basic unrefined BioOil fuels for power generation and district heating followed by upgrading, blends and emulsions for transportation. Development of higher value products, including agro-products, resins, adhesives, specialty chemicals, slow release fertilizers and other derivatives, may occur as refining and processing techniques are established by future licensees or partnerships with Dynamotive. Over time, we anticipate that BioOil will be refined in much the same way that petroleum is today in order to derive the highest value energy and chemical products.

The Company is following a staged approach to product development, focusing initially on the earliest and most appropriate application of BioOil as a clean, renewable fuel to generate power and heat in industrial boilers and kilns, gas turbines and stationary reciprocating engines. The Company is also supporting efforts to develop a next generation of higher-value fuels, including upgraded BioOil (“UBA” and “UBB”) BioOil/ethanol blends, BioOil/diesel emulsions and catalytic reforming of BioOil to produce synthetic fuels and bio-methanol. BioOil also has potential as a raw material to produce agro-products such as slow release fertilizers and other high-value products.

Over the longer term, the Company believes that exploitation of specialty chemicals contained in BioOil has the potential to create significant value. Dynamotive and collaborating research institutions are developing techniques to extract chemicals such as hydroxyacetaldehyde, levoglucosan, levoglucosenone, acetol, acetic acid and formic acid. These chemicals have a wide variety of possible applications including food flavorings, adhesives, resins, pharmaceuticals, bio-based pesticides and paper brighteners.

Char Production

Char is a significant co-product of the Company’s pyrolysis process comprising 15% to 20% yield from the input biomass at a value of approximately one half that of BioOil on a weight basis when used for fuel purposes. Char is a granular solid with properties similar to coal. At 23 – 30 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a “green” fuel which is CO2 (carbon dioxide) neutral and contains virtually no sulfur. Char can be either sold separately or ground down and re-introduced to the BioOil (as in Guelph) to create BioOil Plus, an intermediate grade higher energy content industrial fuel.

A commercial scale BioOil plant processing 200 tpd of wood residue is expected to produce approximately 13,000 tons per year of char with a total energy value of approximately 300,000 Giga Joules, dependent on the composition and species of the feedstock.

Early stage applications of char will focus on direct substitution or augmentation of fossil fuels to produce process heat and power via commercially available technologies in BioOil plants, sawmills, thermal power generation and cement production. Char as a soil enhancer (“CquestTM) has been successfully tested and has been sold in limited quantities. In 2007 and 2008 the Company conducted testing in Iowa and elsewhere using char as a soil enhancing agent in order to develop the potential use of char to increase soil fertility and crop yield.

Char also has potential for use as a feedstock for manufacturing of charcoal briquettes. Dynamotive char has been successfully tested at industrial scale and the prototype briquettes showed excellent results, meeting or exceeding all charcoal industry quality standards.

Sales and Marketing

The Company has been conducting its own sales and marketing activities and to date has sold a minimal amount of its product.  The Company currently has two plants in Canada and is developing opportunities globally.  There is no seasonality in current operations.  Marketing of fuels is conducted directly with industrial customers.  As commercial operations increase, the Company plans to expand its sales and marketing activities internally, as well as engage third parties to assist in the sales and marketing of the Company’s products.

Strategic Partners, Investment and Government Funding

The Company’s BioOil technologies are consistent with the environmental and economic objectives of many governments around the world.

The Company has received strong support from Canadian government departments and funded entities.

During 1997, the Company entered into a contribution agreement with Industry Canada- Industrial Technologies Office (“ITO”) (formerly known as Technology Partnerships Canada) whereby the Company is entitled to receive a maximum of approximately $6.7 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on a 2.5% royalty from sales of specified products resulting from the project to a maximum of $13.1 million (Cdn$16.0 million) or until the expiration of contract on December 31, 2016.

ITO is a key element in the federal government’s innovation strategy, leveraging private sector investments in research, development and innovation in critical, leading-edge technologies. As at December 31, 2008, the Company had claimed US$6.7 million to fund pre-commercial Fast Pyrolysis research and development. The contribution agreement was amended to confirm a maximum reimbursement cap of $6.7 million and extend the agreement to March 31, 2008. The Company is required to repay these funds from a 2.5% royalty on certain future sales up to a maximum of US$13.1 million. The Company will focus all funding from the amended contribution agreement towards construction of a full commercial-scale forestry demonstration BioOil facility in Canada.  An initial royalty payment of $4,876 has been recorded at December 31, 2008.

In 2003, the Company was approved to receive a funding contribution for the West Lorne Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004 the Company signed the Contribution Agreement with SDTC, confirming their $ 4.3 million (C$5,000,000) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the “Contract Period”). In 2004, the Company received the three payments totaling $3.2 million (C$3.7 million) from SDTC. In November 2005, the Company received a payment of $0.7 million (C$0.8 million) from SDTC. In December 2006, the Company received the remaining $0.4 million (C$0.5 million).  The funds received from SDTC have been accounted for as a credit to the carrying cost of the West Lorne Plant.

Raw Materials and Suppliers

For the most part, the Company's products are custom designed and manufactured and are not produced for inventory. BioOil plants will only be produced for specific projects with procurement commencing when project funding has been fully committed.

The Company outsources the final assembly of its products prior to sale and does not manufacture the major components of its systems. The manufactured components and materials used in the Company's products are obtained from both domestic and foreign sources. Historically, lead-time for delivery of materials has not been a problem.

While the Company has chosen to use only a limited number of manufacturers to produce the components for its technologies, in the opinion of management, the Company has a readily available supply of components and raw materials for all of its anticipated products from various sources and does not anticipate any difficulties in obtaining the components and raw materials necessary to its business. These components comprise primarily pyrolysis reactor chambers, burner assemblies, and conveyers.

The Company believes that this licensing and focused, outsourced manufacturing strategy allows it to deliver superior products without the high capital expenditures that the Company would otherwise require in order to manufacture the components in house. As a result of limiting the number of suppliers for the key components for the Company's products, the Company believes it is better able to control costs while still maintaining high quality specifications for the components' manufacture. Moreover, the Company believes that it is better able to limit the number of third parties who have access to the Company's proprietary technologies.

Competition

Many of our competitors in the BioOil production and marketing industry have substantially greater production, financial, research and development, personnel and marketing resources than we do. As a result, our competitors may be able to compete more aggressively than we could and sustain that competition over a longer period of time. Our lack of resources relative to many of our competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and cause a decline in our market share, sales and profitability.

The markets for alternative energy technologies is highly competitive, and other providers of such technologies, especially producers of ethanol from biomass, may  have various advantages in competition with ours.  Many of our competitors have established long-standing relationships with power generation companies, utilities, manufacturers and others that we view as potential customers.

We face market acceptance barriers that do not affect already established technologies.  To date, our technology has gained only limited market acceptance.

Intellectual Property

The Company considers patents to be an important aspect of the Company’s business. The Company protects its intellectual property such as trademarks, patents, product designs, manufacturing processes and new product research and concepts. These rights are protected through patents and trademark registrations, the maintenance of trade secrets and, when necessary and appropriate. The Company also maintains stringent procedures to maintain the secrecy of its confidential business information. These procedures include the establishment of "need to know" criteria for the dissemination of certain information and the use of written confidentiality agreements in cases where the sharing of proprietary information with third parties is necessary.

As of June 19, 2009, the Company’s key patent is protected in 12 countries with patent applications pending in 4 countries and is scheduled to expire between years 2016 and 2017. Patents were granted in 2008 for protection in New Zealand and Ukraine with respect to an enhancement of the key patent to expire in year 2025. In respect of this patent enhancement, a US Patent was granted in February 2006 to expire in year 2024 and based on this, a US PCT application was filed in February 2005; a Eurasian patent application filed in March 2006; patent applications for protection in Cuba, Mexico, Norway, and Regional Europe filed in 2007 and also during the year, an international PCT application was filed for another patent enhancement of the key patent.

Effect of Governmental and Environmental Protection Regulations

Operators of the Company’s pyrolysis plants will be subject to extensive federal, provincial, state or foreign governmental and environmental laws. If full commercial use of BioOil in power generation, heat and other applications commences, the Company will become subject to various federal, local and foreign laws and regulations pertaining to the discharge of material into the environment, the use of biological waste products as feedstock, and otherwise relating to the protection of the environment. The Company believes that it has been in compliance with such laws to date.

Employees

The Company currently has 25 full-time employees.

Property, Plants and Equipment

The Company’s office facilities are leased. The Company’s corporate headquarters, leased for a two-year period which commenced in May 2009, are located in a business park complex in Richmond, BC, Canada with approximately 4,000 square feet of office space. The Company’s principal capital assets are the West Lorne and Guelph BioOil Plants discussed above.

We own a commercial scale BioOil and electricity plant located in West Lorne, Ontario, Canada that converts raw wood into three fuel types, BioOil, char and non-condensable gases, using the Fast Pyrolysis process.  The plant is approximately 18,000 square feet in size.  Construction of the plant was completed in 2005, with a capacity of processing 100 tonnes per day of wood.  In December 2006, we began an upgrade and expansion of this facility to increase its capacity to 130 tonnes per day which has been completed. We are currently commissioning the facility and the facility is expected to begin regular operations in mid 2008.

In April 2007, the Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood chips to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge.  In relation to these agreements, Dynamotive has paid for the purchase and installation of a char based boiler system and related char delivery infrastructure at Erie.  There remains a $0.6 million commitment toward the completion of this char based boiler system. The asset will be amortized evenly over the life of the wood supply contract.  As the recovery of the amount is not “probable” the $998,008 asset has been expensed under US GAAP.

We own a commercial scale BioOil plant located in Guelph, Ontario, Canada that also converts raw biomass residues into BioOil, char and non-condensable gases, using the Fast Pyrolysis process.  The plant is approximately 52,000 square feet in size.  Construction of the plant was completed in 2007, and the plant is capable of processing 200 tonnes per day of wood.  The plant was commissioned in early 2008 and in the second half of 2008 the facility was put into shut-down mode due to feedstock issues and due to financial limitations.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

Plan of Operations

We have completed the expansion of the capacity of our plant located in West Lorne, Ontario, Canada to 130 tpd, and have completed constructions and testing of our 200 tpd plant located in Guelph, Ontario, Canada. We plan to ramp up sales and marketing of our West Lorne production in 2009, and with our partners, going forward we plan to develop multiple commercial plants at the 200 tpd scale and larger and to bring the costs of the plants down significantly. The Company has put the Guelph plant into shut-down mode and is currently assessing alternative feedstock supplies and possible changes to its business structure and finances. We are presently seeking to secure rights to multiple ‘high disposal cost’ biomass waste streams around the world, in order to accelerate its commercial efforts. We believe that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

The Company is currently assessing a number of scenarios including the possibility of moving the plant in Guelph to another location. The impairment provision determined by management represents management’s best estimate of the realizable value of the plant under various scenarios. Note, there is significant measurement uncertainty in determining the amount of the impairment provision as management used significant estimates that related to the determination of recoverability of property, plant and equipment costs.

We have funded our operations primarily from the sale of our common stock.  As at December 31, 2008, we had cash and cash equivalents of $39,927 and a working capital deficiency of $10,441,893.  We plan to spend approximately $6 million in 2009 to pursue our plan of operations for the next 12 months.  With the current cash on hand of $39,927 and estimated cash flow from product sales of under $1 million, we do not have sufficient internally generated cash flows to satisfy our cash requirements over the next 12 months.  To meet those cash requirements we will need to secure equity and debt financing in the amount of $5 to 6 million or more. There is no assurance however that we will obtain positive cash flow from product sales or be able to obtain sufficient equity or debt financing to satisfy our cash requirements for the next 12 months.

Beyond the next 12 months, we will be required to obtain additional financing in order to continue our plan of operations as we anticipate that we will not earn sufficient revenues.  We anticipate that additional funding will be in the form of equity financing from the sale of our common stock plus debt financing.  However, there can be no assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our business plan going forward.

Results of Operations

During the year ended December 31, 2008, the Company recorded a net operating loss of $28,356,265 compared to a net operating loss of $14,220,404 for the year 2007. The increase in operating loss in 2008 as compared to 2007 was primarily attributable to (i) an increase in amortization and depreciation; (ii) an increase in interest expense; (iii)

an increase in foreign exchange loss; (iv) an increase in write-down of property, plant & equipment; (v) an increase in loss on return of services deposits and offset by (vi) an increase in revenue; (vii) a decrease in marketing and business development expense, (viii) a decrease in research and development expenditures, (ix) a decrease in general and administrative expense; (x) in increase in gain on reduction in bonus and vacation accrual.   During the year ended December 31, 2007, the Company recorded a net operating loss of $14,220,404 compared to a net operating loss of $14,252,382 for the year 2006. The minor decrease in operating loss in 2007 as compared to 2006 was primarily attributable to (i) a decrease in marketing and business development expense, (ii) a decrease in research and development expenditures, (iii) a decrease in interest expense; (iv) an increase in foreign exchange gain; partially offset by (v) an increase in general and administrative expense and (vi) an increase in amortization and depreciation.

In 2008, the Company had a similar level of operating activity as in 2007, but with the focus on commissioning of the Guelph plant and the re-start of the West Lorne plant in early to mid-2008, as well as continuing project development activities. There were a number of new project initiatives internationally and the Company has been evolving to better support these activities along with the sales and operating activities at the plants. Staffing levels remained broadly the same.

Revenue

Revenue for 2008 was $178,106 compared to $nil in 2007 (2006 - $nil). The increased revenue for 2008 was due to the Company recognizing the Rika Ltd. master license fee of $523,841 net of writing down the outstanding loan due from Rika Ltd of $345,735 at the end of the two year agreement term during the first quarter of 2008.

During 2008, the Company netted $151,657 (2007 - $13,911; 2006 - $154,560) of product and service sales against research and development expenses, which are considered incidental sales of BioOil, char and electricity until such time as the Company’s plants have reached commercial production levels. Commercial production levels are reached when the plant is producing a positive cash-flow and operations are considered to be sustainable at that level.

Interest and other income for 2008 were $5,349 compared to $207,099 in 2007 (2006 - $493,610). The $5,349 other income for 2008 was mainly from the sale of small tools during the year.  The decrease from 2006 to 2007 was due mainly to lower cash balances and therefore decreased interest income from investments in short-term money market deposits.

Royalty fees

Royalty fees paid for 2008 were $4,876 compared to $nil in 2007 (2006 - $nil).   Under the amended agreement with Industrial Technologies Office (“ITO”), it specifies that the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project, to a maximum of $13.1 million (Cdn$16 million) or until the expiration of contract on December 31, 2016.  Although the Company has not achieved commercial viability, some revenues have been recorded from the project. $4,876 repayment has been accrued as royalty fee during 2008.

Expenses

The basic and diluted loss per common share was thirteen cents ($0.13) for the year 2008 compared to eight cents ($0.08) for the year 2007. The increase in basic and diluted loss per share for 2008 was due to a combination of the increase in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 189,573,764 in 2007 to 211,448,521 in 2008. The basic and diluted loss per common share was eight cents ($0.08) for the year 2007 compared to nine cents ($0.09) for the year 2006. The decrease in basic and diluted loss per share for 2007 was due to a combination of the decrease in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 153,685,553 shares in 2006 to 189,573,764 in 2007.

Write-down of property, plant and equipment in 2008 was $15,792,909, which relates to the impairment in the estimated fair value of the plants in West Lorne ($5,675,813) and in Guelph ($10,117,096). In addition to the write-

down of the West Lorne and Guelph plants, the Company also recorded a write-down on the long-term deferred asset in West Lorne of $225,826. The above write-downs are inclusive of $2,054,992 of related foreign exchange effect. These impairment charges occurred due to the Company’s review of the fair value of the plant assets after assessing recent operating history of the plants and taking into account market conditions and sales expectations. In Guelph, the Company also took into account the plant’s shut down status and considered alternative scenarios as to how the plant could best be brought back into use in a profitable manner.

Marketing and business development expenses were $828,368 in 2008 compared to $1,601,723 in 2007. The decrease was due mainly to the decrease of business development activities, including public and investor relations, during the 2008 period.  Marketing and business development expenses were $1,601,723 for 2007 compared to $1,768,063 in 2006.  The decrease was due mainly to decreased business development activities and participation in major environmental conferences during the 2007 period.

For the years 2008, 2007 and 2006, the Company had expended on an annual basis $1,506,213, $2,053,914 and $4,629,465 respectively, on research and development. Of these research and development expenditures, the amount reimbursed by government funding was $nil for 2008 and 2007 compared to $227,121 in 2006. In 2008, the Company also offset product and service sales of $151,657 (2007 - $13,911; 2006 - $154,560) against research and development expenses, which are considered incidental sales until such time as the Company’s plant has reached commercial production levels. The level of research and development expenditure has decreased in 2008 in support of development of the commercial scale plant and other product development activities.  The decrease was due to reduced activity in engineering development of the commercial scale plant and other product development activities.

General and administrative expenses were $9,650,644 for 2008 compared to $11,026,616 in 2007.  The decrease in 2008 was a combination of decreased activity in the general and administrative area and management of the Company’s development activities related to its 200 tpd plant in Guelph, Ontario, a decrease in non-cash compensation expenses and a reduction in bonus accrual, partially offset by increased activities in the Company’s U.S. and Argentina offices.  General and administrative expenses were $11,026,616 for 2007 compared to $7,763,275 in 2006. The increase in 2007 was mainly due to increased activity, an increase in consulting expenses, an increase in non-cash compensation of $739,577 and an increase in the Company’s development activities with its 200 tpd plant in Guelph, Ontario.

Amortization and depreciation expenses increased to $169,914 in 2008 from $144,168 in 2007. Amortization and depreciation expenses increased slightly to $144,168 in 2007 from $124,067 in 2006.

Interest expenses increased to $333,477 in 2008 from $22,207 in 2007. The interest expenses incurred in 2008 were due mainly to the accretion of the asset retirement obligation liability, interest expense on long-term debt and short-term debt with company’s directors, officers and shareholders.   Interest expense decreased in 2007 to $22,207 from $505,340 in 2006 due mainly to the decrease in long-term and convertible debenture financing.

Currency exchange loss in 2008 amounted to $1,115,596 compared to the gain of $418,868 in 2007, due to the strengthening in the US dollar versus the Canadian dollar during 2008.  Currency exchange gain in 2007 amounted to $418,868 compared to a gain of $88,888 in 2006.  These non-cash changes were due to the exchange rate fluctuations of the US dollar.

Loss on settlement of accounts payable decreased to $nil in 2008 from $111,108 in 2007. Loss on settlement of accounts payable increased to $111,108 in 2007 from $98,189 in 2006 due to a non-cash compensation payment exceeding the book value of the outstanding payable.

Loss on sale of interest in subsidiary was $nil in 2008 and 2007. Loss on sale of interest in subsidiary was $nil in 2007 compared to $420,400 in 2006. The loss of $420,400 in 2006 was due mainly to the sale of a 20% interest of Dynamotive Europe Limited and the loss arises from the issue of common share purchase warrants related to this transaction.

Loss on return of services deposits $125,073 in 2008 and $nil in 2007 ($nil in 2006). The loss was due mainly to the return of Company common shares held on deposit, which when returned were below the fair market value at the date the deposit was paid.

The Company recorded a gain on reduction in bonus and vacation accrual of $1,070,930 in 2008 and $nil in 2007 ($nil in 2006). On May 29, 2008 the Company’s Compensation Committee agreed with the motion of certain Company executives to make this reduction in the accrual.  These amounts were previously accrued as at December 31, 2007 and included in results to that time.

Going forward, the Company expects to have increased sales and project development activities, both in North America and overseas.  With the West Lorne increasing production product sales should increase through the remainder of 2009 and beyond.  Also, successful operation of the plants should lead to additional project development activity.

Liquidity and Capital Resources

During the year ended December 31, 2008, the Company used cash in operating activities and in investing activities of $3,186,228 and $3,616,962 respectively, and generated cash from financing activities of $5,419,366.  During the year ended December 31, 2007, the Company used cash in operating activities and in investing activities of $10,809,770 and $21,018,846 respectively, and generated cash from financing activities of $24,008,567. During the year ended December 31, 2006, the Company used cash in operating activities and in investing activities of $9,402,744 and $10,339,843 respectively, and generated cash from financing activities of $27,641,031.

The principal sources of liquidity during the year ended December 31, 2008 were (i) $3,816,579 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $2,762,870 increase in short-term debt; (iii) $381,398 decrease in government grant receivable; less (iv) $35,900 in repayment of loan and (v) $1,505,581 repayment of short-term loan.

For the previous year ended December 31, 2007, the principal sources of liquidity during the year ended December 31, 2007 were (i) $22,983,149 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $130,000 in deposits for Common Shares to be issued in 2008 pursuant to the exercise of warrants, (iii) $500,000 of joint-venture deposit received, (iv) $419,351 decrease in government grant receivable; less (v) $23,933 in repayment of loan.

For the year ended December 31, 2006,  the principal sources of liquidity during the year ended December 31, 2006 were (i) $27,495,575 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $18,091 in deposits for Common Shares to be issued in 2007 pursuant to the exercise of warrants, (iii) $1,500,000 increase in joint-venture deposit received; less (iv) $899,184 decrease in long term loan and (v) $473,451 increase in government grant receivable.

Overall change in cash position in 2008 was a decrease in cash of $1,756,895 as compared to a decrease of $7,549,712 in the previous year 2007.  Overall cash flows decreased in 2008 due to decreased acquisition of capital assets (Guelph and West Lorne plants) and significantly decreased equity financing activities, offset by an increase in debt financing during the year.  During the previous year ended December 31, 2007, overall change in cash position was a decrease in cash of $7,549,712 as compared to an increase of $7,918,066 in the previous year, 2006. Overall cash flows decreased in 2007 due to decreased financing activities and significantly increased acquisition of capital assets (Guelph and West Lorne plants).  During the year ended December 31, 2006, overall change in cash position was an increase in cash of $7,918,066 as compared to an increase of $1,291,497 in the previous year in 2005.  Overall cash inflows increased during 2006 due to significantly increased financing activities.

The net amount of cash used in operating activities during 2008 decreased by 71% (over cash used in operating activities during 2007) due to the construction of the Company’s 200 tpd plant in Guelph, Ontario was done in previous year 2007 and 2006. Cash used in operating activities consisted primarily of a net loss for 2008 of $28,356,265 and $178,106 in recognition of deferred revenue, less non-cash expenses of (i) amortization of $169,914, (ii) non-cash interest and accretion expenses of $68,636, (iii) loss on refund of services deposit of $125,073, (iv) equity compensation expenses of $2,524,138, (v) foreign exchange loss of $1,115,596, (vi) net change in non-cash working capital balances related to operations of $5,326,051, and (vii) write-down of property, plant and equipment of $16,018,735.

The net amount of cash used in operating activities during 2007 increased by 15% (over cash used in operating activities during 2006) due to the construction of the Company’s 200 tpd plant in Guelph, Ontario. Cash used in operating activities consisted primarily of a net loss for 2007 of $14,220,404 less non-cash expenses of (i) amortization of $144,168, (ii) loss on settlement of accounts payable of $111,108, (iii) loss on purchase of interest in subsidiary of $238,346 and (iv) equity compensation expenses of $3,632,561.

The net amount of cash used in operating activities during 2006 increased by 40% (over cash used in operating activities during 2005) due to the construction of the Company’s 200 tpd plant in Guelph, Ontario and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2006 of $14,252,382 less non-cash expenses of (i) amortization of $124,067, (ii) accretion expense in the amount of $208,022, (iii) loss on settlement of accounts payable of $98,189, (iv) loss on sale of interest in subsidiary of $420,400, and (v) equity compensation expenses of $4,337,590.

Financing activities during 2008 generated a net increase in cash of $5,419,366, primarily from the Company’s private placements of Common Shares of $3,816,579 and from the short-term debt with the Company’s directors, officers and shareholders of $2,762,870 less repayment of short-term loan of $1,505,581.  Financing activities during 2007 generated a net increase in cash of $24,008,567, primarily from the Company’s private placements of Common Shares and contribution received from joint venture of $500,000.  Financing activities during 2006 generated a net increase in cash of $27,641,031, primarily from the Company’s private placements of Common Shares and contribution received from joint venture of $1,500,000.

Investing activities in 2008 resulted in use of cash, in the amount of $3,616,962. This amount was incurred in the acquisition of capital assets (Guelph and West Lorne plants) of $3,963,628 and a decrease of long-term loan receivable of $346,666.  Investing activities in 2007 resulted in the use of cash, net of grants, in the amount of $21,018,846 that consisted of $20,172,180 incurred in the acquisition of capital assets (Guelph plant and West Lorne plant), an increase of long term deferred assets of $500,000, and an increase of long term loan receivable of $346,666.  Investing activities in 2006 resulted in the use of cash, net of grants, in the amount of $10,339,843 that consisted of $10,496,423 incurred in the acquisition of capital assets (Guelph plant), $21,016 expended on patents, and a $177,596 decrease in restricted cash.

As at December 31, 2008, the Company had a working capital deficiency of $10,441,893 and incurred a net loss of $28,356,265 for the year ended December 31, 2008, and has an accumulated deficit of $115,676,448.

In 2008, the Company recorded $178,106 license revenue. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2009, the Company has a receivable from the Government of Canada’s ITO program both for expenditures made in 2005 and technical and project related expenditures in 2006.  The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of US$6.7 million (C$8.235 million), of which $6.4 million (C$ 7.8 million) has been received as of December 31, 2008 and $0.3 million is included in government grants receivable.

During the first quarter of 2008, the Company raised subscription funds of $1.0 million relating to the private placement commenced during the first quarter of 2008 at subscription price $0.65 per share. 1.48 million shares and 56,430 Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2008, the Company raised subscription funds of $0.7 million relating to the private placement commenced during the second quarter of 2008 at subscription price at $0.35 per share. 1.96 million shares and 0.97 million Common Share Purchase Warrants were issued as a result of this funding.

During the third quarter of 2008, the Company raised subscription funds of $0.8 million relating to the private placement commenced during the second quarter of 2008 at subscription price at $0.35 per share. 2.4 million shares and 1.18 million Common Share Purchase Warrants were issued as a result of this funding.

During the fourth quarter of 2008, the Company raised subscription funds of $1.3 million relating to the private placement commenced during the fourth quarter of 2008 at subscription price at $0.20 per share. 6.4 million shares and 3.2 million Common Share Purchase Warrants were issued as a result of this funding.

In total, the Company raised from private placements during 2008 $3.8 million in cash for a total of 12.2 million Common Shares and 5.4 million Common Share Purchase Warrants.

In December 2008, the Company entered into a secured demand loan (initially intended to enter a secured convertible debenture) facility with a director of the Company for a total of up to $2 million and $1.0 million has been advanced to the Company. This demand loan has an interest rate of 8% and is due within 10 days of demand, made anytime from the date of the Company’s completion of current funding and/or receipt of certain government funds, whichever comes first, which are expected to occur in early 2009.

The Company currently has minimal cash on hand and expects to require additional funding for the commercial expansion of its technologies through the year 2009 and beyond as we anticipate that we will not earn sufficient revenues to cover operating expenses. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

The Company expects to spend approximately $6 million in its operations in the next 12 months and has capital expenditure commitments of approximately $0.6 million. The Company does expect to have increases in product sales and licenses over the coming months and years, but these are not expected to cover operating requirements in the near future..

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our accompanying consolidated financial statements for the year ended December 2008, that expresses substantial doubt as to our ability to continue as a going concern.

The Company’s 2009 financing plan is structured to enable ramp-up of operations at the West Lorne production plant; completion of the related char boiler system and the re-start of the 200 tonne per day (“tpd”) Guelph BioOil plant. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms. In connection with the Company’s West Lorne char boiler system project, the Company has committed to construction commitments of approximately $0.6 million at December 31, 2008.

The Company’s funding plan for 2009 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the Company’s contributions to future projects and the West Lorne Char boiler system completion. Any delay in securing project funding for a project will delay the commissioning of that project.  As mentioned previously, there is no assurance however that the Company will obtain positive cash flow from product sales or be able to obtain sufficient equity or debt financing to satisfy its cash requirements for the next 12 months.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as December 31, 2008, at the reasonable assurance level, because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 20-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Internal controls over financial reporting, no matter how well designed, have inherent limitations.  Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.  Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2008.

A material weakness, as defined by the Securities and Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the annual or interim consolidated financial statements will not be prevented or detected.  In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, management determined that there were control deficiencies that constituted material weaknesses, as described below.

The Company does not have sufficient personnel with experience in the application of US GAAP.  Specifically, the Company's entity level controls initially failed to identify the impact of new accounting pronouncements on the disclosures in the US GAAP reconciliation note. These errors were corrected by management prior to the issuance of the Company’s December 31, 2008 consolidated financial statements.

Management performs an oversight function with regard to meeting the Company’s tax obligations.  This includes preparation of tax returns, monitoring of new tax requirements for changes in the Company’s operations and preparation of tax disclosures for income tax, commodity taxes and other tax-related matters.  Staff involved in the Company’s tax function have some knowledge and experience with tax requirements but are not experts in all the tax regulations to which the company is subject.  External tax experts are engaged by the Company to deal with tax matters, but there is a reasonable possibility that a material misstatement could occur in the Company’s tax note or regulatory obligations with regard to tax could arise due to management’s limited expertise with regard to tax requirements.

The Company did not maintain effective control in preparing financial statement disclosures in income taxes. Specifically, management initially failed to apply the correct future enacted tax rate to its future income tax assets in accordance with CICA HB 3465, “Income Taxes.” This error was corrected by management prior to the issuance of the Company’s December 31, 2008 consolidated financial statements.

When the Company has sufficient funds available, it intends to add internal expertise and to hire consultants as required to address the above noted deficiencies in US GAAP and taxation capabilities.

Based on our assessment and because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2008.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by BDO Dunwoody, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

Remediation to Address Material Weakness

The Company will enhance its staff training and improve controls with regard to US GAAP and taxation matters.  The Company will expand the use of outside consultants with expertise in the application of US GAAP and requisite knowledge of tax regulations in the jurisdictions in which the Company operates.  Management will also implement an improved consultation process with external auditors in the above areas.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Quantitative and Qualitative Disclosures About Market Risk

FOREIGN CURRENCY RISK

The Company has operations primarily in Canada with some activities in the U.S., Argentina and the United Kingdom, and therefore the Company is subject to some risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility.

The Company can be adversely affected when the Canadian currency appreciates.  Management has the ability, to some extent, to time the exchange and enter into forward exchange contracts in an attempt to mitigate such risk. The Company has not entered into any forward exchange contracts during the reporting period. The Company’s financial statements are reported in U.S. currency. The extent of the Company’s exposure depends on the degree of fluctuation in foreign currencies. Due to the nature of foreign currency exchange, the exact exposure is difficult to estimate.

The Company’s sales, corresponding receivables and the majority of its expenses are in Canadian and U.S. dollars. The Company holds cash mainly in U.S., and Canadian funds and exchanges from U.S. currency to Canadian and other currencies as necessary.  Through operations, the Company incurs research and development and administrative expenses in Canadian dollars and U.S. dollars and potentially other foreign currencies. The Company is exposed, in the normal course of business, to foreign currency risks on any non-Canadian dollar expenditures. The Company has evaluated its exposure to these risks and has determined that the only significant foreign currency exposure at this time is to the U.S. dollar, through receipt of proceeds of U.S. dollar denominated share offerings. At this time, the Company does not believe the exposure to other currency fluctuations is material.

Other than foreign currency risk as discussed above, the Company is currently not subject to any material market risks.

AUDITORS’ REPORT

To the Shareholders of Dynamotive Energy Systems Corporation

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Dynamotive Energy Systems Corporation as of December 31, 2008 and 2007 and an audit of its 2007 and 2006 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Dynamotive Energy Systems Corporation as at December 31, 2008 and 2007 and the consolidated statements of loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008.   We have also audited the consolidated statement of comprehensive loss for the years ended December 31, 2008 and 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Dynamotive Energy System Corporation’s internal control over financial reporting as of December 31, 2008 and 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Dynamotive Energy System Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audits included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and are included in Management’s Report on Internal Control Over Financial Reporting: The Company’s finance and accounting staff do not have sufficient technical accounting and financial reporting expertise as it relates to specific and complex areas within income tax and United States generally accepted accounting principles.

We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2008 and 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008 and 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

June 29, 2009

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 25 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Comments by Auditors for U.S. Readers

 on Canada-United States Reporting Difference

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in note 3, have a material effect on the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders on the Consolidated Financial Statements dated June 29, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

June 29, 2009

Dynamotive Energy Systems Corporation

Incorporated under the laws of British Columbia, Canada

CONSOLIDATED BALANCE SHEETS

As at December 31 (in U.S. dollars)

	2008	2007
	$	$

ASSETS
Current
Cash and cash equivalents [note 2]	39,927	1,796,822
Receivables [note 4]	20,339	151,233
Government grants receivable [note 21]	336,265	828,795
Prepaid expenses and deposits	321,587	503,268
Total current assets	718,118	3,280,118
Property, plant and equipment [note 6]	32,769,583	53,754,874
Patents [note 7]	193,171	269,568
Long-term loan receivable [note 5]	—	346,666
Long-term investments [note 10]	231,098	286,410
Long-term deferred assets [note 11]	608,413	998,008
	34,520,383	58,935,644

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 12]	9,866,822	6,268,664
Short-term and related party debt [Note 13]	1,257,289	—
Current portion of long-term debt [note 11]	35,900	35,900
Total current liabilities	11,160,011	6,304,564
Long-term debt [note 11]	263,267	299,167
Asset retirement obligation liability [note 14]	229,312	246,939
Deferred revenue [note 15]	705,495	920,000
Total liabilities	12,358,085	7,770,670

Shareholders’ Equity
Share capital [note 16(b)]	112,883,411	109,133,395
Shares to be issued [note 16(c)]	1,837,398	1,265,070
Contributed surplus	24,729,955	22,663,941
Accumulated other comprehensive income (loss) (note 2)	(1,612,018)	5,422,751
Deficit	(115,676,448)	(87,320,183)
Total shareholders’ equity	22,162,298	51,164,974
	34,520,383	58,935,644

See accompanying notes

On behalf of the Board:

/s/ Richard Lin

/s/ R. Andrew Kingston

“Richard Lin”

“Andrew Kingston”

Director

Director

Dynamotive Energy Systems Corporation

Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

 For the Year Ended December 31 (in U.S. dollars)

	2008	2007	2006
	$	$	$
REVENUES
License revenue [note 15]	178,106	—	—
Total revenues	178,106	—	—

COST OF SALES
Royalty Fees [note 21]	4,876	—	—
Total cost of sales	4,876	—	—
Gross margin	173,230	—	—

EXPENSES
Marketing and business development [note 16(h)]	828,368	1,601,723	1,768,063
Research and development [notes 16(h) and 22]	1,354,556	2,040,003	4,247,784
General and administrative [notes 16(h) and 18(a)]	9,650,644	11,026,616	7,763,275
Amortization and depreciation	169,914	144,168	124,067
Interest expense [note 16(h)]	333,477	22,207	505,340
Foreign exchange loss (gain)	1,115,596	(418,868)	(88,888)
Total operating expenses	13,452,555	14,415,849	14,319,641
Loss from operations	(13,279,325)	(14,415,849)	(14,319,641)

OTHER INCOME AND EXPENSES
Interest and other income	5,349	207,099	493,610
Loss on settlement of accounts payable [note 16(h)]	—	(111,108)	(98,189)
Loss on sale of interest in subsidiary [note 9]	—	—	(420,400)
Loss on return of services deposit [note 6]	(125,073)
Gain on reduction in bonus and vacation accrual [note 18c]	1,070,930	—	—
Capital taxes	(9,411)	—	—
Write-down of property, plant & equipment [note6]	(16,018,735)	—	—
	(15,076,940)	95,991	(24,979)
Loss before non-controlling interest	(28,356,265)	(14,319,858)	(14,344,620)

Non-controlling interest [note 8]	—	99,454	92,238
Net loss for the year	(28,356,265)	(14,220,404)	(14,252,382)
Other comprehensive income (loss)
Foreign currency translation adjustment	(7,034,769)	6,212,222
Comprehensive loss	(35,391,034)	(8,008,182)

Weighted average number of common shares outstanding [note 16[i]]	211,448,521	189,573,764	153,685,553

Basic and diluted loss per common share	(0.13)	(0.08)	(0.09)

See accompanying notes

Dynamotive Energy Systems Corporation

Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

As at December 31 (in U.S. dollars)

					Accumulated
		Shares		Cumulative	Other
	Share	To be	Contributed	Translation	Comprehensive
	Capital	Issued	Surplus	Adjustment	Income (loss)	Deficit	Total
	$	$	$	$	$	$	$
Balance, January 1, 2006	51,849,476	2,677,832	13,047,158	(434,661)	—	(58,847,397)	8,292,408
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs	18,670,368	—	—	—	—	—	18,670,368
Pursuant to exercise of stock options	642,098	—	—	—	—	—	642,098
Pursuant to exercise of warrants	7,936,096	—	—	—	—	—	7,936,096
Issued for settlement of fees payable	3,036,562	—	—	—	—	—	3,036,562
Issued for services	2,514,585	—	—	—	—	—	2,514,585
Issued on conversion of convertible debentures	726,056	—	—	—	—	—	726,056
Cancellation of Escrow Shares	(247,368)	—	—	—	—	—	(247,368)
Net change in shares to be issued	—	(936,493)	—	—	—	—	(936,493)
Escrow shares cancelled/forfeited	—	—	247,368	—	—	—	247,368
Loss on sale of subsidiary	—	—	420,400	—	—	—	420,400
Stock-based compensation expense	—	—	3,085,601	—	—	—	3,085,601
Net loss	—	—	—	—	—	(14,252,382)	(14,252,382)
Foreign exchange adjustment	—	—	—	(354,810)	—	—	(354,810)
Balance, December 31, 2006	85,127,873	1,741,339	16,800,527	(789,471)	—	(73,099,779)	29,780,489
Change in accounting policy [note 3]	—	—	—	789,471	(789,471)	—	—
	85,127,873	1,741,339	16,800,527	—	(789,471)	(73,099,779)	29,780,489
Balance, January 1, 2007
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs	11,557,657	—	—	—	—	—	11,557,657
Pursuant to exercise of stock options	672,483	—	—	—	—	—	672,483
Pursuant to exercise of warrants	7,111,610	—	—	—	—	—	7,111,610
Issued for settlement of fees payable	1,565,152	—	—	—	—	—	1,565,152
Issued for services	1,058,620	—	—	—	—	—	1,058,620
Issued on purchase of interest in subsidiary	2,040,000	—	—	—	—	—	2,040,000
Net change in shares to be issued	—	(476,269)	—	—	—	—	(476,269)
Warrant allocation for private placement	—	—	2,744,520	—	—	—	2,744,520
Stock-based compensation expense	—	—	3,118,894	—	—	—	3,118,894
Net loss	—	—	—	—	—	(14,220,404)	(14,220,404)
Foreign currency translation adjustment	—	—	—	—	6,212,222	—	6,212,222
Balance, December 31, 2007	109,133,395	1,265,070	22,663,941	—	5,422,751	(87,320,183)	51,164,974
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs	3,273,027	—	—	—	—	—	3,273,027
Pursuant to exercise of stock options	126,780	—	—	—	—	—	126,780
Pursuant to exercise of warrants	127,340	—	—	—	—	—	127,340
Issued for settlement of fees payable	—	—	—	—	—	—	—
Issued for services	222,869	—	—	—	—	—	222,869
Issued on purchase of interest in subsidiary	—	—	—	—	—	—	—
Net change in shares to be issued	—	572,328	—	—	—	—	572,328
Warrant allocation for private placement	—	—	413,173	—	—	—	413,173
Stock-based compensation expense	—	—	1,652,841	—	—	—	1,652,841
Net loss	—	—	—	—	—	(28,356,265)	(28,356,265)
Foreign currency translation adjustment	—	—	—	—	(7,034,769)	—	(7,034,769)
Balance, December 31, 2008	112,883,411	1,837,398	24,729,955	—	(1,612,018)	(115,676,448)	22,162,298

See accompanying notes

Dynamotive Energy Systems Corporation

Incorporated under the laws of British Columbia, Canada

CONSOLIDATED STATEMENTS OF CASH FLOWS

As at December 31 (in U.S. dollars)

	2008	2007	2006
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(28,356,265)	(14,220,404)	(14,252,382)
Add items not involving cash:
Amortization and depreciation	169,914	144,168	124,067
Accretion expense	34,488	—	208,022
Non-controlling interest	—	(99,454)	(92,238)
Interest expense non-cash	34,148	—	14,408
Write-down of property, plant & equipment	16,018,735	—	—
Recognition of deferred revenue	(178,106)	—	—
Loss on settlement of accounts payable	—	111,108	98,189
Loss on purchase/sale of interest in subsidiary	—	238,346	420,400
Loss on return of services deposit	125,073	—	—
Stock based compensation [note 16(h)]	2,524,138	3,632,561	4,337,590
Foreign exchange loss(gain)	1,115,596	(418,868)	(88,888)
Net change in non-cash working capital balances related to operations [note 20]	5,326,051	(197,227)	(171,912)
Cash used in operating activities	(3,186,228)	(10,809,770)	(9,402,744)

FINANCING ACTIVITIES
Contribution received from joint venture [note 9]	—	500,000	1,500,000
Increase in short- term loan	2,762,870	—	—
Repayment of short- term loan	(1,505,581)	—	—
Increase (decrease) in long-term debt	—	—	(899,184)
Repayment of loan	(35,900)	(23,933)	—
(Increase) decrease in government grant receivables	381,398	419,351	(473,451)
Share capital issued	3,816,579	22,983,149	27,495,575
Shares to be issued	—	130,000	18,091
Cash provided by financing activities	5,419,366	24,008,567	27,641,031

INVESTING ACTIVITIES
Increase in other long term deferred assets	—	(500,000)	—
(Increase)/decrease in long term loan receivable	346,666	(346,666)	—
Increase in patent costs	—	—	(21,016)
Purchase of property, plant and equipment (net of government grants received)	(3,963,628)	(20,172,180)	(10,496,423)
Decrease in restricted cash	—	—	177,596
Cash used in investing activities	(3,616,962)	(21,018,846)	(10,339,843)

Increase (decrease) in cash and cash equivalents	(1,383,824)	(7,820,049)	7,898,444
Effects of foreign exchange rate changes on cash	(373,071)	270,337	19,622
Increase (decrease) in cash and cash equivalents during year	(1,756,895)	(7,549,712)	7,918,066
Cash and cash equivalents, beginning of year	1,796,822	9,346,534	1,428,468
Cash and cash equivalents, end of year	39,927	1,796,822	9,346,534

Supplemental cash flow information [notes 16(b) and 20]

See accompanying notes

1. NATURE OF BUSINESS AND ABILITY TO CONTINUE AS A GOING CONCERN

Dynamotive Energy Systems Corporation (“the Company” or “Dynamotive”) was incorporated on April 11, 1991 under the laws of the Province of British Columbia. Dynamotive is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. The Company’s focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations for the foreseeable future. As at December 31, 2008, the Company has a working capital deficiency of $10,441,893 (2007 - $3,024,446), and has incurred a loss of $28,356,265 (2007 - $14,220,404; 2006 - $14,252,382) for the year ended December 31, 2008.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations.  There can be no assurance that the Company’s products will be able to secure market acceptance.  Management plans to raise additional equity financing to enable the Company to complete its development plans.  These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Management is of the opinion that expected future financing along with expected sales will provide sufficient working capital to meet the Company’s liabilities and commitments as they become due.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The following is a summary of significant accounting poli

cies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A.; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina; and First Resources Corporation, incorporated under the laws of British Columbia.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A. has been inactive, has a nominal Balance Sheet, and was wholly owned until December 12, 2008 when a 51% interest was sold to an officer of the Company for nominal consideration. Prior to this date, Dynamotive Corporation was consolidated.  Subsequent to that date, results are accounted for using the equity method.

In September 2006, the Company entered into an agreement to sell-off a 20% interest of its then wholly owned subsidiary Dynamotive Europe Limited (“DEL”) (note 9).  The Company maintained the remaining 80% ownership interest in DEL.  In October 2008, the Company and Pendana Limited (“Pendana”) entered into a share purchase agreement where Pendana (the beneficial owner of one share representing 20% of DEL) sold the one share of DEL to the Company for £1 and DEL again became a wholly owned subsidiary of the Company. The Company continues to consolidate DEL for each of the years presented.

The Company also owns 100% shares of Dynamotive Biomass Resource Corporation (“DBRC”), incorporated under the laws of British Columbia, Canada. In July 2007, the Company entered into a share exchange agreement with Pendana, whereby Pendana agreed to sell 49% (490,000 common shares) of DBRC in consideration of the issuance of 2,000,000 common shares of the Company. 2,000,000 common shares having a fair value of $1.02 per share were issued to Pendana in August 2007. In addition, the Company owns 99.98% of the West Lorne BioOil Co-Generation LP formed under the laws of Ontario and has accounted for its proportionate share of the partnership.

All inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant areas requiring the use of management estimates relate to the determination of recoverability of property, plant and equipment costs, patents, long-term investments and long-term deferred assets, the useful lives for amortization, determination of asset retirement obligations, determination of future income tax valuation allowances and assumptions used in determining the fair value of non-cash stock-based compensation.  Actual results could differ from these estimates.

Foreign currency translation

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the transaction or settlement of foreign currency denominated monetary items are included in the determination of net loss.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the period. Gains and losses resulting from this translation are recorded in shareholders’ equity as an adjustment to accumulate other comprehensive income.

Revenue recognition

[a]

Product Sales

The Company recognizes revenue from the sale of products, including BioOil, char, and other by-products, upon shipment of the product when the risk and reward of ownership has been transferred to the customer, provided that the amount is fixed or determinable and collection is reasonably assured.

[b]

Licenses and royalties

Revenue from license agreements may include multiple elements within a single contract.  Payments received under license agreements may include the following: non-refundable fees at inception of the contract, fees for services to be performed, milestone payments for specific achievements, and royalty payments based upon resulting sales of products.  Agreements with multiple elements are separated into significant discrete units of accounting based on the relative fair value of each element.  Revenue is recognized for each element when all significant acts have been completed and delivery has occurred with no substantial risk of return and collectability is reasonably assured.  When the fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered. Any non-refundable amounts not yet recognized during the term of the license term are recognized at the time of license expiry.

Deferred revenue is comprised of amounts received prior to the satisfaction of the revenue recognition criteria described above and includes non-refundable amounts related to sales of master license and plant license agreements.  Master license agreements grant the licensee the exclusive right and license to use and commercially exploit the Company’s BioOil technology including the rights to manufacture, market, distribute, and sub-license the technology for the production of BioOil within a specific territory.  Plant license agreements grant a licensee the right to use and commercially exploit the Company’s BioOil technology for the development of one or more pyrolysis plant facilities.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition and construction of property, plant and equipment is deducted from the cost of the related property, plant and equipment. Government grants receivable are recorded when the Company has incurred the qualifying expenditure and there is reasonable assurance the receipts will be recovered.

Repayment of contribution is contingent solely upon the Company’s ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated. Any such repayment is recorded as Royalty Fees under Cost of Goods Sold.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized.  As at December 31, 2008 and 2007, no investment tax credits have been recognized.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates that it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.  The Company has not capitalized any development costs for any of the year ends presented.

During the year ended December 31, 2008, the Company netted $151,657 (2007 - $13,911; 2006 - $154,560) of product sales against research and development expenses, which are considered incidental sales of BioOil, char and electricity until such time as the Company’s plants have reached commercial production levels (note 22).

Patents

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent. If management determines that development of products to which patent costs relate is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. Due to the long-term nature of estimates inherent in determining future cash flows, it is possible that the future cash flows or the estimated useful life of such assets could be reduced in the future.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

Furniture and fixtures

20% declining balance

Computer equipment

30% declining balance

Computer software

100% declining balance

Equipment

20% declining balance

Leasehold improvements

Straight line over the term of the lease

(which approximates its estimated life)

Projects under development

See below

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its property, plant and equipment. When the carrying value of property, plant and equipment is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital asset to its fair value.

Projects under development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company’s capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company’s capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value.  During the year ended December 31, 2008, the Company recorded an impairment loss of $16,018,735 (2007 - $nil; 2006 - $nil) related to projects under development (note 6).

As at December 31, 2008, no amortization is recorded on projects under development as assets are not yet available for use.

Income taxes

The Company accounts for income taxes using the asset and liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not. A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.

Stock based compensation

The Company has two stock based compensation plans - a stock appreciation rights (“SA Rights”) plan and a stock option plan for directors and employees, which are described in note 16. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation for SA Rights to be settled in cash are accrued at their fair value at the date of grant and re-measured at each financial statement date until they are exercised.  Compensation for SA Rights to be settled in shares are accrued at their fair value at the date of grant but are not re-measured at each financial statement date.

The Company may also issue stock options and warrants to employees or as consideration for services rendered by non-employees.  Such equity awards are recorded at their fair value using the Black Scholes option pricing model, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised.  All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Loss per common share

Basic loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares and excluding escrowed shares. The Company uses the treasury stock method for calculating diluted loss per share.  The treasury stock method assumes that for purposes of determining the weighted average shares outstanding for the calculation of dilutive per share amounts, the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price for the period.

However, in the Company’s case, diluted loss per share does not differ from basic loss per share as the effect of the exercise of the 25,841,218 (2007 – 19,119,367; 2006 – 16,889,533) options and 13,527,078 (2007 – 15,899,525; 2006 – 26,277,714) warrants that are outstanding at December 31, 2008 would be anti-dilutive.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances invested in short-term money market deposits with an original maturity less than 90 days from the date of purchase.  For the year ended December 31, 2008, the weighted average interest rate earned on cash equivalent balances was 3.65% (2007 – 4.83%). As at December 31, 2008, the Company had $39,927 (2007 - $1,796,822) in cash, which includes $30,031 (2007 – Cash balance $Nil) in Canadian currency (converted to US dollars based on the year end foreign exchange rate), $Nil (2007 - $1,000,000) in short-term US dollar money market deposits.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation is measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations.  As at December 31, 2008, the estimated fair value of the asset retirement obligations was $229,312 (2007 - $246,939).

Long-term investment

The Company’s long-term investment in equity instruments that do not have a quoted market price in an active market is accounted for on a cost basis.  The investment is written-down to its estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

Comprehensive loss

Comprehensive loss comprises the Company’s net loss and other comprehensive loss.  Comprehensive loss represents changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, other comprehensive loss includes gains and losses on available-for-sale securities and gains and losses arising from the translation from the Company’s functional currency (Canadian dollars) to its reporting currency (U.S. dollars).  Cumulative changes in other comprehensive loss are included in accumulated other comprehensive income (loss).

Derivatives and hedge accounting

The Company does not hold any financial instruments designated for hedge accounting and accordingly is not impacted by CICA Handbook Section 3865, Hedges

Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments Recognition and Measurement; and Section 3861, Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Under these standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale, held-for-trading, or other financial liabilities as described below. The classification is not changed subsequent to initial recognition.

Held-to-maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

Other financial liabilities

Other financial liabilities are initially measured at fair value and subsequently measured at amortized cost, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

The Company has chosen to recognize all transaction costs to net income on all financial liabilities that have been designated as other than held for trading.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding:

Cash and cash equivalents

Held-for-trading

Receivables

Loans and receivables

Government grants receivable

Loans and receivables

Long-term loan receivable

Loans and receivables

Long-term investments

Available for Sale

Accounts payable

Other financial liabilities

Short-term debt

Other financial liabilities

Long-term debt

Other financial liabilities

Included in long-term investments is an investment in the common shares of Renewable Energy Corp (note 10) which is classified as available-for-sale. As at December 31, 2008, the fair value of this investment approximated its carrying value.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Future accounting changes

Goodwill and Intangible Assets

In February 2008, the CICA issued a new Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Intangible Assets”, as well as Section 3450, “Research and Development Costs”.

The new Section 3064 states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria.  Section 3064 also provides further information on the recognition of internally generated intangible assets, including research and development costs.  As for subsequent measurement of intangible assets, goodwill, and disclosure, Section 3064 carries forward the requirements of the old Section 3062.

The new Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company is currently evaluating the effect of this new standard on the Company’s financial statements.

Financial Statement Concepts

In February 2008, the CICA issued amendments to Section 1000, "Financial Statement Concepts", to clarify the criteria for recognition of an asset and the timing of expense recognition, specifically, deleting the guidance permitting the deferral of costs.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company is currently evaluating the effect of this new standard on the Company's financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. CHANGE IN ACCOUNTING POLICY

 (a) Effective January 1, 2008, the Company adopted the amended CICA guidelines of Section 1400, Assessing going concern, which includes requirements for management to assess and disclose an entity’s ability to continue as a going concern. When financial statements are not prepared on a going-concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern.  The adoption of this standard did not have a material effect on the Company’s financial statements.

(b) Effective March 1, 2008 the Company adopted the CICA Handbook Section 1535, “Capital Disclosures”. This section of the CICA Handbook establishes the new standards for disclosing an entity’s objectives, policies, and processes for managing capital.  These disclosures include a description of what the company manages as capital, the nature of externally imposed capital requirements, how the requirements are incorporated into the company’s management of capital, whether the requirements have been complied with, or consequences of non-compliance and an explanation of how the company is meeting its objectives for managing capital.  In addition, quantitative data about capital and whether the company has complied with all capital requirements are also required.  Other than the additional disclosure (see note 23), the adoption of this section did not have a material effect on the Company’s financial statements.

(c) Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

3. CHANGE IN ACCOUNTING POLICY (CONT’D)

(i) Fair value

The fair values of cash and cash equivalents, receivables, government grants receivable, accounts payable and short-term debt approximate carrying value because of the short term nature of these instruments. The fair value for the long-term loan receivable represents the balance outstanding as the full repayment was received in July 2008 (see note 5). Long-term investments are written-down to their estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.  Long-term debt is recorded at its fair value. There are no differences between the carrying values and the fair values of any financial assets or liabilities.

(ii) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk:

Credit risk is the risk that arises when a party to a financial instrument will be unable to discharge its obligations.  The Company’s financial assets exposed to credit risk are cash and cash equivalents, receivables, government grants receivable, long-term loan receivable and long-term investments.

Cash is placed with major financial institutions.  Amounts receivable, government grants receivable, loans receivable and long-term investments are assessed for impairment based on the individual characteristics (credit history, ability to repay) of each counterparty.

Liquidity Risk:

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities.  The Company has no operating income and relies on equity fund-raising to support its commercialization projects. Management prepares budgets and ensures funds are available prior to commencement of any such projects.  However, without further equity financing, it is unlikely that the Company will be able to meet the obligations associated with its financial liabilities in the upcoming year.

Market Risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

3. CHANGE IN ACCOUNTING POLICY (CONT’D)

Foreign Currency Risk - The Company’s operations are primarily in Canada with some activities in the USA, Argentina and the United Kingdom, which makes it subject to foreign currency fluctuations. The Company’s operating expenses are incurred in Canadian dollars, United States dollars (“US dollars”), Argentine pesos and British Pounds, and the fluctuation of the Canadian dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - The Company has minimal debt and virtually no floating rate debt and so exposure to interest rate risk is minimal at this time.

Commodity Price Risk – The Company’s BioOil and Char outputs may be sold at various prices, some of which may be at prices directly or indirectly tied to fossil fuel commodity prices such as heating oil #2, natural gas, diesel oil and others. To date the Company’s sales have been on fixed price contracts and so currently, the Company has little or no exposure to commodity price risk.

4. RECEIVABLES

	2008	2007
	$	$

Receivables from sales of BioOil and char	9,004	6,579
Government taxes recoverable	11,335	113,337
Sundry receivables	—	31,317
	20,339	151,233

5. LOAN RECEIVABLE

On November 14, 2007, the Company and Biomass Worldwide Limited (“Biomass”) and Anthony Pius Noll (“Guarantor”) entered into a negotiation commitment and loan agreement where the Company would loan Biomass up to $720,000 in five tranches (to be completed by April 12, 2008) on the understanding that if the parties were able to reach a definitive agreement in respect of an equity investment by the Company in Biomass, all the loan would be converted into not less than 30% of the equity of Biomass. The due date for repayment of the loan was on demand any time on or after March 7, 2008.  The loan was secured by a pledge of all of the assets of Biomass and by an unconditional guarantee of the Guarantor. A total of $520,000 was advanced to Biomass under the loan and in July 2008, the loan of $520,000 was repaid in full to the Company.  As at December 31, 2008, $nil (2007 - $346,666) was due to the Company from Biomass.

6. PROPERTY, PLANT AND EQUIPMENT

	2008		2007
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

Furniture and fixtures	161,958	135,979	201,127	160,516
Computer equipment and software	548,673	482,742	670,109	560,859
Equipment	135,539	68,178	160,570	60,430
Projects under development:
West Lorne	20,248,176	—	22,150,711	—
Less: Impairment provision	(4,947,682)
Guelph	26,058,242	—	30,580,258	—
Less: Impairment provision	(8,819,206)
Deposits on equipment – 200tpd plant	43,636	—	661,199	—
Leasehold improvements	246,868	219,722	301,787	189,082
	33,676,204	906,621	54,725,761	970,887
Net book value	32,769,583		53,754,874

At December 31, 2008, the Company has recorded $26,058,242 (2007 - $30,580,258) as plant and equipment representing construction costs on a 200 TPD plant at Guelph, Ontario and $20,248,176 (2007 - $22,150,711) as plant and equipment representing construction costs on a 120 TPD plant at West Lorne, Ontario.  All of the construction payments were paid in cash or shares.

During 2006 the Company began construction of a 200 tpd Bio Oil production facility in Guelph, Ontario, Canada.  The Company owns the plant and intends to lease it to Evolution BioFuels Inc., the entity that will operate the plant.  Construction of the plant was completed in 2007 and has been commissioned.  The plant is currently in shut down mode due to feedstock issues and due to financial limitations. The Company is currently in discussions with Evolution BioFuels Inc. about possibly changing the business relationship governing the plant.

During 2008 the Company conducted a review of realizable value from its property plant and equipment in West Lorne and Guelph and as a result has recorded an impairment provision totaling $13,963,743 of which $196,855 was allocated to long-term deferred assets (note 11). This amount, plus related foreign exchange effect of $2,054,992 totaling $16,018,735, was written down and expensed during the year.  The impairment provision for the West Lorne plant was determined by discounting management’s best estimate of future cash flow of the plant. There is significant measurement uncertainty in determining this estimate, particularly in relation to estimated revenue and certain costs.

The Company is currently assessing a number of scenarios including the possibility of moving the plant in Guelph to another location. The impairment provision determined by management represents management’s best estimate of the realizable value of the plant under these scenarios. Note, there is significant measurement uncertainty in determining the amount of the impairment provision for the Guelph plant, as management used significant estimates that related to the determination of recoverability of property, plant and equipment costs.

6. PROPERTY, PLANT AND EQUIPMENT (CONT’D)

A small fire in an isolated area of the West Lorne Plant occurred on April 10th 2008. There were no injuries and there was no need to evacuate the plant. No significant damage to the plant was reported, and product storage areas were not affected. Repairs took approximately three months and cost approximately $300,000, the large majority of which was covered by insurance.

The deposits on equipment – 200tpd plant are payments made for equipment to be used in a future 200tpd plant. These amounts decreased during 2008 as services, in the amount of $184,493, were received by the Company and due to the termination of a service agreement which resulted in the return of cash of $31,054 and shares $129,292 from a supplier as it was determined that the services were not going to be required.  A loss of $125,073 was recorded in relation to cancellation of this service agreement.

7. PATENTS

	2008		2007
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

Patents	391,019	197,848	484,609	215,041
Net book value	193,171		269,568

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent.  The annual amortization expense of these patents for the next five years is estimated to be approximately $25,000 per annum.  Fluctuations to the cost of patents compared to the prior year resulted from foreign exchange translation.

8. BIOMASS JOINT VENTURE

In September 2006, the Company and Pendana Limited BVI (“Pendana”) entered into a 10 year joint venture agreement to establish DBRC (a company incorporated federally in Canada) with the purpose of securing biomass and to source project development opportunities and additional biofuel and green credit pipeline opportunities.

Pursuant to terms of the agreement, the Company earned a 51% interest in DBRC by contributing cash of $500,000 and granting DBRC certain rights (“Rights”) associated with specific biomass development opportunities in Canada, South America, and Europe.  In return for a 49% ownership in DBRC, Pendana’s contribution amounted to cash payments of $2,000,000 ($1.5 million was received in DBRC as at December 31, 2006 and $500,000 received in 2007).  In addition to the above, the Company agreed to lend DBRC up to $1 million. Pendana further agreed to provide a $20 million revolving line of credit to DBRC.  Any sums advanced under this credit facility would be at Pendana’s sole discretion. No funds were advanced by Pendana under this credit facility.

8. Biomass JOINT VENTURE (CONT’D)

In July 2007, the Company entered into a share exchange agreement with Pendana, whereby Pendana agreed to sell 49% (490,000 common shares) of DBRC in exchange for 2,000,000 common shares of the Company. 2,000,000 common shares having a fair value, based on the market price for a period before and after the date of the share issuance, of $1.02 per share were issued to Pendana in early August 2007. The difference between the fair value and the carrying value of the net assets of DBRC was unchanged from the date of its inception (September 2006) through the date of acquisition of the 490,000 common shares of DBRC from Pendana.  The excess of the consideration paid over the fair value of the net assets acquired has been adjusted to general and administrative expense in 2007.

9. DYNAMOTIVE EUROPE LIMITED

In September 2006, the Company and Pendana Limited BVI (“Pendana”) entered into an agreement in connection with the Company’s then wholly-owned subsidiary DEL.  The agreement was made in an effort to establish DEL as a permanent presence in Europe to develop European projects.  Under the terms of the agreement, Pendana completed a private placement with the Company, whereby the Company issued 2,332,361 common shares and 583,090 share purchase warrants for gross cash proceeds of $2,000,000.  The warrants were exercisable at $1.26 and expired on August 2, 2008.  In addition, the Company issued a total of 3,000,000 warrants, with an exercise price of $1.2375 to Pendana, 2,000,000 of these warrants expired on February 28, 2007 and the remaining 1,000,000 warrants expired on April 24, 2007. The additional warrants were valued using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 4.17%; dividend yield of 0%, volatility factors of 35.23%; and an expected life of 0.5 years.  Pendana also received a 20% interest in DEL, with Dynamotive maintaining the remaining 80% interest.  The Company further agreed to loan DEL $2,000,000 on commercial terms.

At the date of acquisition, DEL was substantially inactive and no non-controlling interest was recorded as a result of this transaction, as the net asset value at that date was in a deficit position and DEL had not yet obtained profitable operations.  As a result of the sale of this 20% interest in DEL, the Company recorded a loss on sale of $420,400 in its operations for the year ended December 31, 2006.  The Company continued to consolidate the accounts of DEL as the Company maintains its remaining 80% ownership interest for the years ended December 31, 2006 and 2007.

On October 24, 2008, the Company and Pendana entered into a share purchase agreement where Pendana agreed to sell its 20% share of DEL to the Company. The Company purchased the share for £1. DEL was substantially inactive and became a wholly owned subsidiary of the Company upon execution of the agreement.

10. LONG TERM INVESTMENTS

As at December 31, 2008, Dynamotive holds 3,874,139 (2007 – 3,874,139) common shares of Renewable Energy Corp (“ROC”) incorporated in Victoria, Australia, a subsidiary of Enecon Pyrolysis Pty Limited. It represents an 8.02% (2007 – 8.02%) interest in the entity.

11. LONG TERM DEFERRED ASSET

In April 2007, the Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood chips to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge.  In relation to these agreements, Dynamotive has paid for the purchase and installation of a char based boiler system and related char delivery infrastructure at Erie.  The asset will be amortized evenly over the remaining life of the wood supply contract commencing when the Company begins to amortize the West Lorne plant. During 2008 the Company conducted a review of realizable value from its property plant and equipment in West Lorne and Guelph and as a result has recorded an impairment provision of which $196,855 was allocated to the long term deferred asset (note 6).

To facilitate the purchase of the boiler system, the Company borrowed $359,000 from Erie.  This amount is being repaid to Erie in equal monthly payments plus 8% interest over a 10-year period.  The first payment was made in May 2007.  As at December 31, 2008, the Company owed Erie $299,167 [2007 - $335,067].

Long-term debt repayment schedule:

2008
$
2009 (Current)	35,900
2010	35,900
2011	35,900
2012	35,900
2013	35,900
Thereafter	119,667
299,167

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008	2007
	$	$

Trade accounts payable	5,614,872	2,582,981
Accrued compensation	1,416,207	349,957
Accrued liabilities [note 18(c)]	2,543,468	2,939,005
Bank guarantee(i)	292,275	396,721
	9,866,822	6,268,664

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (CONT’D)

 (i) In 2001, Border Biofuels Ltd. (“BBL”, a company in liquidation which was 75% owned by the Company) entered into a credit facility with a UK Bank (“the Bank”) for a maximum of $292,280 (2007 - $396,721) (£200,000). The credit facility is denominated in British Pounds Sterling and is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its collateral with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company in 2002 recognized the full amount of the guarantee as a current liability. BBL remains in liquidation at December 31, 2008, there has been no change in status regarding the settlement of the credit facility.

13. SHORT TERM AND RELATED PARTY DEBT

During the year, the Company entered into loan agreements with directors, officers and shareholders for $1,257,289 (2007 - $nil). The loans are due on demand and bear interest at 8% per annum. The Company has provided one of the lenders (a director of the Company with an outstanding amount as of December 31, 2008 of $1,028,909) with a general security agreement (“GSA”) in regard to the loan. This GSA provides the lender a floating charge over the Company’s assets.

14. ASSET RETIREMENT OBLIGATION

The Company expects that at the end of the life of its production plants, there will be residual obligations to remediate the sites and remove equipment. Although the timing and amount of the future obligations are uncertain, the Company has estimated the present value of these future obligations arising from its activities to December 31, 2008 to be $229,312 (2007 - $246,939), being $114,656 for West Lorne and $114,656 for Guelph. The present value of the future obligations assumes a discount rate of 15%, an inflation rate of 2% and the commencement of reclamation activities in 15 years from January 1, 2007.  The total undiscounted amount of the future obligation is $2,000,000.  For the year ended December 31, 2008, the Company recorded $34,488 (2007 - $nil) in accretion expense which was charged to the Consolidated statement of loss.

The Company is currently reviewing scenarios including the possibility of relocating one of its plants within the next year.  Although the likelihood of relocation cannot be determined at this time, the total undiscounted amount of future obligations associated with a relocation within the next year would be $745,760 and had been included in the asset retirement obligation at its discounted value

15. DEFERRED REVENUE

In 2006, the Company received a total of $950,000 in non-refundable payments from three unrelated companies as licensing fees.  $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial Plant License.

In the first quarter of 2008, the Company recognized Rika Ltd. master license fee of $500,000 at the end of the agreement term, less the related loan to entities controlled by Rika of $330,000 for revenue recognition of $170,000. This amount has been removed from the deferred revenue balance. In 2007, deferred revenue was net of the $330,000 loan to entities controlled by Rika Ltd.

In 2007, the Company received common shares of ROC with a fair value of $300,000 as compensation for engineering services performed.  The Company subsequently transferred common shares of ROC with a fair value of $150,000 to a sub-contractor as partial settlement for services provided to ROC by the sub-contractor on behalf of the Company. These amounts are included in deferred revenue.

Differences between the amounts described above and deferred revenue per the Balance Sheet result from the Company’s foreign exchange translation policy.

16. SHARE CAPITAL

[a]

Authorized share capital

The Company’s authorized capital consists of an unlimited number of common shares with no par value and unlimited Class A preferred shares with no par value with each having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2008 and 2007.

[b]

Issued and outstanding common shares

	Issued
	#	$
Balance, December 31, 2005	123,211,875	51,849,476
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	24,001,562	18,670,368
Pursuant to exercise of stock options	1,411,716	642,098
Pursuant to exercise of warrants	17,574,713	7,936,096
Issued for settlement of fees payable (iii)	2,394,907	3,036,562
Issued for services (i)	2,003,664	2,514,585
Issued on conversion of convertible debentures	1,723,339	726,056
Cancellation of Escrow Shares	(556,000)	(247,368)
Balance, December 31, 2006	171,765,776	85,127,873
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	16,871,989	11,557,657
Pursuant to exercise of stock options	1,434,166	672,483
Pursuant to exercise of warrants	13,198,261	7,111,610
Issued for settlement of fees payable (iii)	1,553,840	1,565,152
Issued for services (i)	925,641	1,058,620
Issued on purchase of interest in subsidiary (note 8)	2,000,000	2,040,000
Balance, December 31, 2007	207,749,673	109,133,395
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs (iii)	12,210,646	3,273,027
Pursuant to exercise of stock options	598,899	126,780
Pursuant to exercise of warrants	559,203	127,340
Issued for services (i)	193,780	222,869
Balance, December 31, 2008	221,312,201	112,883,411

16. SHARE CAPITAL (CONT’D)

[i]

The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards.  For awards issued to employees and directors, the fair value is determined using the market price on the date of grant and for non-employees the fair value is determined using the market value on the date of completion of the services.

The Company issued shares for services as described below:

	Issued
	#	$
For the year end December 31, 2006
Shares issued for services:
Consulting services	1,270,258	1,667,292
Share issuance costs	676,533	799,574
Employees, directors and officers	56,873	47,719
Total shares issued for services in 2006	2,003,664	2,514,585

For the year end December 31, 2007
Shares issued for services:
Consulting services	397,317	430,083
Share issuance costs	495,047	591,876
Employees, directors and officers	33,277	36,661
Total shares issued for services in 2007	925,641	1,058,620

For the year end December 31, 2008
Shares issued for services:
Consulting services	328,138	208,825
Refund of services deposit (note 6)	(538,716)	(129,292)
Share issuance costs	298,250	104,388
Employees, directors and officers	106,108	38,948
Total shares issued for services in 2008	193,780	222,869

In 2008 the Company entered into subscription agreements under a private placement including warrants to be issued with an exercise price of $0.20. Due to existing agreements, this resulted in a re-pricing of the 4,998,372 Series V Warrants from an exercise price of $1.06 to an exercise price of $0.20.

16. SHARE CAPITAL (CONT’D)

[ii]

During the year ended December 31, 2008, the Company completed private placements for gross proceeds of $3,394,066 (2007 - $13,291,580; 2006 - $21,072,712).  Share issuance costs related to these private placements totaled $120,542 (2007 - $1,733,923; 2006 - $2,402,344), of which $nil (2007 - $822,500; 2006 - $232,722) was paid in cash and $120,542 (2007 - $911,422; 2006 - $2,169,622) was paid in shares and warrants. Share issuance costs paid in shares were valued based on the quoted market price on the date of private placements. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.65% (2007 – 4.25%; 2006 – 4.06%); dividend yield of 0% (2007 – 0%; 2006 – 0%); volatility factors of 56.8% (2007 – 62.2%; 2006 – 54.5%); and weighted average expected life of 3.7 years (2007 – 4.8 years; 2006 – 2 years).  Pursuant to the private placement agreements in 2008, 5,390,217 Series S warrants 56,430 Series V warrants (2007 – 1,720,354 Series S warrants and 4,492,674 Series V warrants; 2006 – 9,082,305 series S warrants) were issued in 2008 (note 16f).

In 2008, the Company also issued nil (2007 – 1,553,840; 2006 – 2,394,907) fully vested shares for settlement of fees payable with a total fair value of $nil (2007 - $1,565,152; 2006 - $3,036,562).  These shares were valued based on the quoted market price on the date of the settlement agreement.  This resulted in a loss on settlement of accounts payable of $nil (2007 - $111,108; 2006 - $98,189).

[c]

Shares to be issued

At December 31, 2008, the Company has 2,918,674 (2007 – 1,429,785) common shares to be issued which are comprised of:

[i]

2,080,470 (2007 – 450,506) common shares which are to be issued to senior management, directors and non-employees for services rendered under compensation arrangements in 2008 with a fair value of $1,136,868 (2007 - $434,540).

[ii]

838,204 (2007 – 838,204) common shares which are to be issued to directors and officers as bonuses for the previous years with a fair value of $700,530 (2007 - $700,530).

[iii]

Nil common shares relating to a private placement commenced during the year ended December 31, 2008 (2007 – 141,075). At December 31, 2008, the Company had received $nil (2007 - $130,000) in cash for these shares to be issued.

16. SHARE CAPITAL  (CONT’D)

[d]

Escrow agreement

Prior to March 2006, the Company held certain shares in escrow to be released from such escrow agreement as the Company achieves certain milestones.  In March 2006, 556,000 common shares were cancelled and returned to the Treasury as the remaining milestone expired without being reached. Accordingly, the Company reduced common share capital by $247,368 in 2006, based on the average per-share amount of the common shares at the date of cancellation, with a corresponding increase to contributed surplus.

As at December 31, 2008, nil (2007 - nil) common shares are held in escrow.

[e]

Stock options

At December 31, 2008, the following stock options to directors, employees and non-employees were outstanding:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2008	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at December 31, 2008	Weighted-Average Exercise Price

$0.20 - $0.23	4,161,718	4.43 years	$0.22	4,161,718	$0.22
$0.33 - $0.48	9,302,500	4.36 years	$0.46	8,902,500	$0.46
$0.50 - $0.88	5,780,000	3.29 years	$0.61	2,430,000	$0.53
$1.00 - $1.35	5,809,500	2.26 years	$1.21	4,459,500	$1.20
$1.50 - $1.60	787,500	0.65 years	$1.59	787,500	$1.59
	25,841,218	3.55 years	$0.66	20,741,218	$0.62

16. SHARE CAPITAL (CONT’D)

From time to time, the Company has provided incentives in the form of stock options to the Company’s directors, officers, employees and others. The Company has reserved 33,196,830 (2007 - 31,162,451) (15%) of its common shares for issuance upon the exercise of stock options of which at December 31, 2008, 7,355,612 (2007 – 4,643,084) are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee of the Company’s Board of Directors. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. of Common	Weighted Average
	Shares Issuable	Exercise Price
	#	$
Balance, December 31, 2005	21,713,250	0.44
Options granted	3,715,999	1.02
Options forfeited or expired	(278,000)	0.66
Options exercised	(1,411,716)	0.45
Balance, December 31, 2006	23,739,533	0.52
Options granted	5,584,000	1.22
Options forfeited or expired	(1,370,000)	1.04
Options exercised	(1,434,166)	0.47
Balance, December 31, 2007	26,519,367	0.65
Options granted	1,361,500	0.91
Options forfeited or expired	(1,440,750)	0.88
Options exercised	(598,899)	0.21
Balance, December 31, 2008	25,841,218	0.66

During 2007, the Company extended the expiry date for eight months of 225,000 options issued to an employee from the original expiry date.

In December 2008, the Compensation Committee approved a program regarding the treatment of salary deferral and income reduction of the Company’s officers. Subsequent to the year end, 6,632,588 stock options were allotted and granted to such officers for salaries deferred and income reduction. Compensation expense for these options was accrued in 2008 in the amount of $499,654.

16. SHARE CAPITAL (CONT’D)

The weighted-average fair value of options granted or revalued in 2008 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $0.88, $nil, and $0.81 respectively (2007 - $1.16, $nil, and $1.15; 2006 - $0.58, $0.54, and $0.97).

Compensation expense recognized for options granted or modified in 2008 or prior periods was $1,682,923 (2007 - $2,827,976; 2006 - $1,933,233).  Included in the options granted in 2008, was nil (2007 – 533,000; 2006 – 200,000) options to non-employees for services rendered recorded at a fair value of $nil (2007 - $190,948; 2006 – $nil). The fair value of stock options issued in 2008 is estimated at the measurement date using the Black Scholes option pricing model with the following weighted average assumptions: Risk free interest rate of 3.59% (2007 – 4.16%; 2006 – 4.12%); dividend yields of 0% (2007 – 0%; 2006 – 0%); volatility factors of the expected market price of the Company’s common stock of 62.5% (2007 – 58.7%; 2006 – 60.5%); and weighted average expected life of the option of 3.9 years (2007 – 3.9 years; 2006 – 3.8 years).

Expected volatilities are based on historical volatility of the Company’s stock using available data and other factors.  The risk-free interest rate is based on Canadian Treasury Instruments.  As the Company does not currently pay cash dividends on common stock and does not anticipate doing so in the foreseeable future, the expected dividend yield is zero.  The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model.  For non-employees, the expected life of the options approximates the full term of the options.

[f]

Common share purchase warrants

At December 31, 2008 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date

Series S Warrants	8,289,610	$0.01 to $1.70	January 09, 2009 to December 31, 2011
Series U Warrants	239,096	$0.46 to $0.53	January 20, 2009 to June 21, 2009
Series V Warrants	4,998,372	$0.20	October 03, 2012 to January 18, 2013

Total	13,527,078

Subsequent to year end, 1,291,621 Series S Warrants and 239,096 Series U Warrants expired unexercised as the exercise prices exceeded the market price at the time of expiry.

16. SHARE CAPITAL (CONT’D)

Summary of warrants exercised and issued during the year end:

	Number of Common Shares Issuable
Series	at December 31, 2007	via Warrants Issued during the year	via Warrants exercised during the year	via Warrants cancelled or expired during the year	at December 31, 2008	Exercise Price
Q Warrants	374,195	—	(374,195)	—	—	$0.20
R Warrants	500,000	—	(110,008)	(389,992)	—	$0.20
S Warrants	9,137,040	5,716,199	(75,000)	(6,488,629)	8,289,610	$0.01 to $2.00
U Warrants	946,348	—	—	(707,252)	239,096	$0.46 to $0.53
V Warrants	4,941,942	56,430	—	—	4,998,372	$0.20
	15,899,525	5,772,629	(559,203)	(7,585,873)	13,527,078

Of 13,527,078 outstanding warrants, 13,527,078 warrants are vested.

(1)

The Series Q warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. In 2002, 818,418 Series Q warrants were issued as part of a loan agreement to certain directors of the Company. In 2008, 374,195 (2007 - 3,108,266) warrants were exercised at a weighted average price of $0.20 (2007 - $0.60) per share.

(2)

The 2,500,000 Series R warrants were issued as part of a loan financing in 2003 at an exercise price of $0.20 per share. In accordance with the Series R warrant agreement, these warrants were exercisable on a “cashless” basis whereby the “in the money” value (the market price at the time of exercise less the $0.20) of the warrants could be used to satisfy the $0.20 per share exercise price. As at December 31, 2008, 110,008 (2007 – 1,680,000) shares were issued in satisfaction of the cashless exercise of 500,000 (2007 – 2,000,000) warrants.

(3)

The Series S warrants were issued as part of a private placement for cash and services. Of the 5,716,199 (2007 – 2,063,411) warrants issued, 5,390,217 (2007 – 2,031,411) were issued in relation to private placements which had a fair value of $395,680. 155,555 warrants (2007 – nil) were issued in lieu of cash recruitment fees for the placement of an officer. Of these 155,555 warrants, 100,000 warrants were at $0.01 per share. The remainder of the warrants were issued for issuance costs.  These warrants vested upon successful completion of the private placement and as services were performed. In 2008, 75,000 (2007 – 8,409,995) warrants were exercised at a weighted average price of $0.70 (2007 - $0.63) per share.

 (4)  In 2008, nil (2007 – nil) Series U warrants were issued as a part of a conversion of convertible debentures.  These warrants vested immediately upon issue with a weighted average exercise price of $nil (2007 – $nil).

(5)  The Series V warrants were issued as part of a private placement for cash and services. Of the 56,430 (2007 – 4,941,942) warrants issued, 56,430 (2007 – 4,507,867) were issued in relation to private placements which had a fair value of $17,493. The remainder of the warrants were issued for issuance costs.  These warrants vested upon successful completion of the private placement and as services were performed.

16. SHARE CAPITAL (CONT’D)

Compensation expense recognized for warrants issued during 2008 was $ 67,243 (2007 - $298,935; 2006 – $1,152,368).

[g]

Stock appreciation rights

In 1998, the Company established a stock appreciation rights (“SA Rights”) plan whereby the participants were entitled to require the Company to redeem the SA Rights for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant. The SA Rights vested as the Company achieved stock value targets as defined in the agreement. The Company also had the right to redeem the SA Rights at its option under certain circumstances. The Company had the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that could be granted under the plan until December 31, 2008 were not to exceed 2,500,000.

At December 31, 2008, nil (December 2007 - 300,000) SA Rights were outstanding and nil (December 2007 - 300,000) were vested. These 300,000 SA Rights, with an initial value of $0.40, expired on December 31, 2008. There were no SA Rights issued, redeemed or forfeited during the past three year period.

16. SHARE CAPITAL (CONT’D)

 [h] Stock based compensation and payment

The Company has recorded stock based compensation and payment as follows:

	2008	2007	2006
	$	$	$
Balance sheet items
Property, plant and equipment	62,154	593,538	1,941,324
Share issue costs	121,038	911,422	2,169,622
Accounts payable	—	—	969,261
Other assets	—	—	100,637
	183,192	1,504,960	5,180,844
Income statement items
Marketing and business development	313,961	—	179,917
General and administrative	2,204,343	3,310,752	2,571,175
Loss on settlement of accounts payable	—	111,108	98,189
Research and development	5,834	321,809	1,586,498
Interest expense and other	—	—	14,408
	2,524,138	3,743,669	4,450,187

Total stock based compensation and payment	2,707,330	5,248,629	9,631,031

 [i]

Basic and diluted loss per common share

	2008	2007	2006

Numerator
Net loss	$(28,356,265)	$(14,220,404)	$(14,252,382)

Denominator
Weighted average number of common shares outstanding	211,448,521	189,573,764	153,685,553

Basic and diluted loss per common share	$(0.13)	$(0.08)	$(0.09)

17. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum annual lease commitments for premises and equipment:

$
2009	271,000
2010	129,000
2011	92,000
2012	48,000
2013 and after	156,000
696,000

Pursuant to employment agreements with certain officers of the Company, which expire between September 30, 2009 and July 31, 2011, the Company is obligated to pay the full term of contract or severance in the event of the officers’ termination. As at December 31, 2008, the compensation obligation potentially payable over the next four years amounts to $5,607,764 (2007 - $9,001,918).

In April, 2009 the Company entered into a lease for a new head office in Richmond, British Columbia, Canada for a total commitment of $140,000 (C$174,000) over the 2009-2011 period.

In connection with the Company’s West Lorne project upgrade and construction advances related to the 200 TPD plants (see note 6), the Company has outstanding construction commitments of approximately $0.6 million.

Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

18. RELATED PARTY TRANSACTIONS

The transactions with related parties are recorded at amounts established and agreed between the related parties. In addition to the transactions described in note 16, the Company had the following transactions with related parties:

[a]

Consulting fees and salaries of $1,640,232 for the year ended December 31, 2008 (2007 - $1,931,783; 2006 - $1,763,575) have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $407,573 (2007 - $207,827; 2006 - $543,122) paid by stock based compensation [note 16(b)(i)].

[b]

As of December 31, 2008, the Company entered into loan agreements with directors and officers for $1,187,289 (2007 - $nil). This amount along with $70,000 from an unrelated party, comprises the total $1,257,289 of short-term loans. The loans are due on demand and bear interest at 8% p.a. annum. One of the major loan agreements to a director of the Company (note 13) was secured by a General Security Agreement as a floating charge over the Company’s assets. This loan bore interest at 23% per annum for the period from April to September 2008.

 [c] The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2008	2007
	$	$
Receivable
Due from directors and officers	—	7,215

Payable
Due to directors and officers, principally accrued bonuses payable	1,866,540	2,022,366

Note: Of the total amount $1,866,540 (2007 - $2,022,366) due to directors and officers, $780,260 (2007 - $969,899) was recorded in the shares to be issued account and $1,086,280 (2007 - $1,052,467) was recorded as accrued liabilities.

The Company recorded a gain on reduction in bonus and vacation accrual of $1,070,930 in 2008 ($nil in 2007; $nil in 2006). In 2008 the Company’s Compensation Committee approved the motion of certain Company executives to forgive their entitlement to these amounts and to make this reduction in the accrual.  These amounts were previously accrued as at December 31, 2007 and included in results to that time.

The Company incurred relocation expenses of $120,000 on behalf of an officer.

19.

LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31, 2008, the Company has loss carryforwards of approximately $50,625,000 to apply against future taxable income in Canada ($46,391,000) and the United Kingdom ($4,234,000). The United Kingdom loss carryforwards can be carried forward indefinitely. The loss carryforwards in various jurisdictions expire between 2009 and 2028.

In addition, the Company has scientific research and experimental development expenditures of approximately $6,000,000 (2007 - $7,500,000) that can be carried forward indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company’s future tax assets as of December 31, 2008 and December 31, 2007 are as follows:

	2008	2007
	$	$

Loss carryforwards	13,310,000	16,650,000
Research and development deductions and credits	2,750,000	3,500,000
Property, plant and equipment	5,060,000	1,200,000
Financing costs	450,000	830,000
Asset Retirement Obligation	10,000	-
Reserves	250,000	390,000
Total future tax assets	21,830,000	22,570,000
Valuation allowance	(21,830,000)	(22,570,000)
Net future tax assets	-	-

19.

LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES (CONT’D)

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia residents corporations not eligible for the small business deduction as follows:

	2008	2007	2006
	$	$	$
Provision (benefit) at Canadian statutory rate	(8,970,000)	(5,050,000)	(5,150,000)
Permanent differences	10,000	190,000	60,000
Non-deductible stock option compensation	540,000	1,090,000	920,000
Effect of reduction in statutory rate	1,160,000	5,810,000	—
FX (gains) losses on revaluation on FIT balances	4,530,000	(3,290,000)	(330,000)
Increase (decrease) in valuation allowance	2,730,000	1,250,000	4,500,000
Future income tax recovery	—	—	—

The valuation allowance as at December 31, 2008 was reduced by $3,470,000 (2007 - $1,070,000; 2006 - $1,040,000) representing tax effected losses carried forward that expired during the period.

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” under the asset and liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2008 and 2007 and no income tax provision or benefit has been provided for any of the periods presented. Had a tax benefit been provided, the Company’s future expected effective tax rate for the reversal of the tax benefit would be 25.13%, 26.3% and 34.18% in 2008, 2007 and 2006, respectively.

The Company’s future tax assets include approximately $450,000 (2007 - $830,000; 2006 - $896,000) related to deductions for share issuance costs, in excess of amounts deducted for financial reporting purposes.  If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss.  The valuation allowance as at December 31, 2008 was increased by $nil (2007 - $360,000; 2006 - $nil) representing the tax effect of share issuance costs incurred in the period.

20. SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007	2006
Net change in non-cash working capital	$	$	$

Receivables	117,804	367,891	(442,216)
Prepaid expenses and deposits	113,107	29,952	(237,452)
Accounts payable and accrued liabilities	5,095,140	(895,070)	(12,244)
Deferred revenue	—	300,000	520,000
	5,326,051	(197,227)	(171,912)

Interest paid
Short-term interest paid	273,687	—	174,257

For stock based non-cash investing and financing activities, see note 16(b).

21. GOVERNMENT ASSISTANCE

Government assistance claimed during the year ended December 31, 2008 in the amount of $nil (2007 - $nil; 2006 - $1,559,085) has been recorded as a reduction of expenditures.

Government assistance applied to:	2008	2007	2006
	$	$	$

Property, plant and equipment and other	—	—	1,331,964
Research and development	—	—	227,121
Total	—	—	1,559,085

[a]

Industrial Technologies Office

During 1997, the Company entered into a contribution agreement with Industrial Technologies Office (“ITO”) (formerly known as Industry Canada-Technology Partnerships Canada (“TPC”)) whereby the Company is entitled to receive a maximum of approximately $6.7million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on a 2.5% royalty from sales of specified products resulting from the project, to a maximum of $13.1 million (Cdn$16 million) or until the expiration of contract on December 31, 2016. Royalty amounts will be recorded as a cost of sales. As at December 31, 2008, the Company has received $6.4 million (Cdn$7.8 million) under these agreements.  In 2008, the Company received $385,752 (2007 - $419,352; 2006 - $640,852) from ITO. As at December 31, 2008, $336,265 (2007 - $828,795; 2006 - $1,087,910) is included in government grants receivable.  Although the Company has not achieved commercial viability, some revenues have been recorded from the project. As a result, a $4,876 repayment has been accrued as a royalty fee during 2008. No amount is accrued for ITO assistance as at year end.

22. RESEARCH AND DEVELOPMENT

The breakdown of the research and development is as follows:

	2008	2007	2006
	$	$	$
Research & development expenditures	1,506,213	2,053,914	4,629,465
Less: Government assistance	—	—	(227,121)
Product sales - BioOil	(63,976)	(13,802)	(123,594)
Product sales - Char	(12,146)	—	—
Product sales - Electricity	(594)	(109)	(30,966)
Service sales	(74,941)	—	—
Total	1,354,556	2,040,003	4,247,784

23. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers its working capital and the items included in the consolidated statement of changes in shareholders equity as components of its capital base. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

23. Capital Management (CONT’D)

The Company’s capital under management includes:

	December 31, 2008	December 31, 2007
Working Capital
Cash and cash equivalents	$ 39,927	$ 1,796,822
Receivables	20,339	151,233
Government grants receivable	336,265	828,795
Prepaid expenses and deposits	321,587	503,268
Accounts payable and accrued liabilities	(9,866,822)	(6,268,664)
Short-term debt	(1,257,289)	-
Current portion of long-term debt	(35,900)	(35,900))

	($ 10,441,893)	($3,024,446)
Shareholders’ Equity
Share capital	$ 112,883,411	$109,133,395
Shares to be issued	1,837,398	1,265,070
Contributed surplus	24,729,955	22,663,941

	$ 139,450,764	$133,062,406

There were no changes in the Company’s approach to capital management during the period.

24. SEGMENTED INFORMATION

In 2008 the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s assets and the large majority of its operations are in Canada and are solely focused on the development and commercialization of its technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest residues and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

For the year ended December 31, 2008, the Company recorded revenue of $178,106 (2007 - $nil; 2006 - $nil).

25.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform in all material respects to those in the United States (“U.S. GAAP”), except as follows:

[i]

Under U.S. GAAP, the excess, if any, between the fair value of the shares in escrow and the carrying value, will be recorded as compensation expense upon release from escrow.  Under Canadian GAAP, shares released from escrow do not give rise to compensation expense.

[ii]

Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees.

Beginning January 1, 2006, the Company adopted the recommendations of the Statement of Financial Accounting Standards No. 123R, “Accounting for Stock-based Compensation” (“SFAS 123R”), and has applied the recommendations of this standard using the modified prospective method.  Under this application, the Company is required to record compensation expense for all awards granted or modified after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.  Accordingly, no prior periods were restated or cumulative adjustments recorded upon the adoption of this standard.

Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation plans under the intrinsic value method of accounting as defined by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and applied the disclosure provisions of Statement No. 123, “Accounting for Stock-based Compensation”, as amended.

25.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

For years ending prior to December 31, 2006, if the exercise price of an employee stock option award is not fixed in the functional currency of the Company or in the currency the employee is paid, the award is accounted for as a variable award until the award is exercised, forfeited, or expires unexercised.  The Company measures compensation as the amount by which the quoted market value of the common shares of the Company’s stock covered by the grant exceeds the option price, compensation arising from changes in the market price is included in the measurement of loss.

[iii]

Under US GAAP, the conversion feature of the convertible debt issued by the Company meets the criteria to be classified as equity. As a result, the Company follows Emerging Issue Task Force (“EITF”) No. 00-27 and records the proceeds of the convertible debts based on the relative fair value of the convertible debt, the contingent warrants issuable upon conversion and any detachable warrants. In accordance with Issue 15 of EITF 00-27, at the time of conversion, the contingent warrants that were issued upon conversion of the convertible debenture should be recognized.

During the year ended December 31, 2006, the Company settled convertible debentures. As a result, the Company accreted the remaining debt discount, which under US GAAP, resulted in an additional accretion expense of $81,560, which includes the recognition of the contingent warrants issuable upon conversion of the debenture.  The Company has determined there was no additional beneficial conversion feature on the convertible instruments related to the paid-in-kind accrued interest for the convertible debentures that were converted during the fiscal year 2006.

25.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

[iv]

Under Canadian GAAP, the Company can capitalize start-up or pre-operating costs until commercial production is established.  Under US GAAP, any pre-operating costs or deferred expenses related to start-up operations are expensed as incurred.  For the year ended December 31, 2006, this difference resulted in write-off of $100,637 under US GAAP.  For the year ended December 31, 2007, under Canadian GAAP, the amount was recorded in Shareholders’ equity as a share issuance cost.

[v]

Under Canadian GAAP, the Company has included interest expense in loss from operations and loss on write-down of long-term assets as other expenditure.  Under US GAAP, interest expense is recorded as other expenditure, and the loss on write-down of long-term assets of $16,018,735 (2007 – Nil) is included in loss from operations. Under Canadian GAAP, the loss from operations is $13,279,325. Under US GAAP, the loss from operations is $28,964,583.

[vi]

Under Canadian GAAP, the Company has included a long-term deferred asset on the Balance Sheet totaling $608,413 (2007: $998,008).  As the recovery of the amount was not “probable” it was expensed under US GAAP in 2007.  During 2008 under Canadian GAAP the Company recognized a foreign currency translation difference of $192,740 and an impairment loss of $196,855 (note 6) relating to the long-term deferred asset, which must be reversed for US GAAP.

For the purposes of accounting under Canadian GAAP, the Company showed the net increase in long-term deferred assets as an investing activity in the Statement of Cash Flows.  Under US GAAP the amounts are shown at their gross amounts as separate operating and financing activities.

[vii]

New Accounting Pronouncements

Fair Value Measurements (SFAS 157)

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 for financial instruments as required at January 1, 2008 did not have a material effect on the company’s results of operations or financial position.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

25.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159)

In February 2007, FASB issued SFAS No. 159, “Fair Value Option For Financial Assets and Liabilities”, which permits entities to choose to measure various financial instruments and certain other items at fair value. The adoption of SFAS 159 on January 1, 2008 did not have a material effect on the company’s results of operations or financial position.

[viii]

Future Accounting Pronouncements

Business Combinations (SFAS 141R)

In December 2007, the FASB revised Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141R).  This Statement has been slightly modified in order to converge the standard with International Financial Reporting Standard 3 “Business Combinations”. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company expects that adoption of SFAS 141R will not have a material impact on its consolidated financial statements.

Non-Controlling Interests in Consolidated Financial Statements (SFAS 160)

In December 2007, FASB issued SFAS-160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No 51”, which clarifies that non-controlling interests (minority interests) are to be treated as a separate component of equity and any changes in the ownership interest (in which control is retained) are to be accounted for as capital transactions.  However, a change in ownership of a consolidated subsidiary that results in a loss of control is considered a significant event that triggers a gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interest.  SFAS-160 also provides additional disclosure requirements for each reporting period.  SFAS-160 applies to fiscal years beginning on or after December 15, 2008, with early adoption prohibited.  This statement is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of non-controlling interests to equity in the consolidated balance sheets; and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and non-controlling interests.  The Company does not expect the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

25.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

Disclosures about Derivative Instruments and Hedging Activities (SFAS 161)

In March 2008, FASB issued SFAS-161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No 133”.  SFAS-161 amends the disclosure requirements for derivative instruments and hedging activities contained in SFAS-133 “Accounting for Derivative Instruments and Hedging Activities”.  Under SFAS-161, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments are related to hedged items and accounted for under SFAS-133 and related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  SFAS-161 is effective for fiscal years and interim period beginning after November 15, 2008, with early adoption encouraged.  Disclosure for earlier periods presented fro comparative period are not required.  The Company does not expect that the adoption of this standard for US GAAP purposes will have a material impact on its consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles (SFAS 162)

In May 2008, FASB issued SFAS-162 “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP.  SFAS-162 was effective November 15, 2008.  The Company does not expect that the adoption of this standard will have a material effect on its consolidated financial statements.

Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (FSP APB 14-1)

In May 2008, FASB issues FSP-APB-14-1 “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, which change the accounting treatment for convertible debt securities that the issuer may settled fully or partially in cash.  FSP-APB-14-1 requires bifurcation of convertible debt instruments into a debt component that is initially recorded at fair value and an equity component that represents the difference between the initial proceeds from issuance of the instrument and the fair value allocated to the debt component.  The debt component is subsequently accreted (as a component of interest expense) to par value over its expected life.  FSP-APB-14-1 is effective for fiscal years and interim periods beginning after December 15, 2008 and must be retrospectively applied to all prior periods presented, event if an instrument has matured, converted, or otherwise been extinguished as of the FSP’s effective date.  The Company does not expect that the adoption of this standard for US GAAP purposes will have a material effective on its consolidated financial statements.

25.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

Determining the Fair Value of a Financial Asset when the Market for that Asset is Not Active (FSP FAS 157-3)

In October 2008, FASB issued FSP-FAS-157-3 “Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active”, which clarifies the application of SFAS-157 in a market that is not active and provides key considerations in determining the fair value of the financial asset..  FSP-FAS-157-3 is effective upon issuance, including prior periods for which financial statements have not been issued.  Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate.  The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

Employers’ Disclosures about Post-Retirement Benefit Plan Assets (FSP FAS 132R)

In December 2008, FASB issued FSP-FAS-132(R)-1 “Employers’ Disclosures about Post-Retirement Benefit Plan Assets”, which provides enhanced guidance on disclosures after FASB determined that fair value measurements for post-retirement plans were not within the scope of SFAS-157.  The disclosures about the plan assets required are effective for fiscal years ending after December 15, 2009, with early adoption permitted.  Upon initial adoption disclosures are not required for earlier periods that are presented for comparative periods.  The Company does not expect that the adoption of this standard will have a material effect on its consolidated financial statements.

EITF 07-05 – Whether an Instrument or Embedded Feature is Indexed to an Entity’s own Stock (EITF 07-05)

This new standard states that a Company is required to assess whether an equity instrument, denominated in a currency other than its own measurement currency, is a derivative financial instrument or an embedded derivative.  This standard is effective for interim and annual financial statements for periods beginning on or after December 15, 2008.  Early adoption is prohibited.  The Company will adopt EITF 07-05 for US GAAP purposes on January 1, 2009 as required and is currently evaluating the impact of this standard.

25.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.

	2008	2007	2006
	$	$	$

Loss for the year, Canadian GAAP	(28,356,265)	(14,220,404)	(14,252,382)
Adjustment for release of escrow shares (i)	—	—	(235,068)
Adjustment for stock based compensation (ii)	—	—	—
Adjustment to accretion of interest expense (iii)	—	—	(81,560)
Adjustment for other assets (iv)	—	—	(100,637)
Adjustment for long-term deferred asset (vi)	196,855	(998,008)	—
Loss for the year, US GAAP	(28,159,410)	(15,218,412)	(14,669,647)

Unrealized gain/(losses) on foreign currency translation (vi)	(6,842,029)	6,212,222	(354,810)
Comprehensive loss for the year, US GAAP	(35,001,439)	(9,006,190)	(15,024,457)

Weighted average number of common shares outstanding	211,448,521	189,573,764	153,685,553

Basic and diluted loss per common share, U.S. GAAP	(0.13)	(0.08)	(0.10)

	2008	2007
	$	$
Total assets, Canadian GAAP	34,520,383	58,935,644
Adjustment for other assets (iv)	—	—
Adjustment for long-term deferred asset (vi)	(608,413)	(998,008)

Total assets, US GAAP	33,911,970	57,937,636

25.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

	2008	2007
	$	$
Total shareholders’ equity, Canadian GAAP	22,162,298	51,164,974
Adjustment for allocation of proceeds of convertible debt (iv)	—	—
Adjustment for long-term deferred asset (vi)	(608,413)	(998,008)

Total shareholders’ equity, US GAAP	21,553,885	50,166,966

	2008	2007	2006
	$	$	$

Cash flows used in operating activities per Canadian GAAP	(3,186,228)	(10,809,770)	(9,402,744)
Adjustment for long-term deferred assets (vi)	—	(859,000)	—
Cash flows used in operating activities per US GAAP	(3,186,228)	(11,668,770)	(9,402,744)
Cash flows used in financing activities per Canadian GAAP	5,419,366	24,008,567	27,641,031
Adjustment for long-term deferred assets (vi)	—	359,000	—
Cash flows used in financing activities per US GAAP	5,419,366	24,367,567	27,641,031
Cash flows used in investing activities per Canadian GAAP	(3,616,962)	(21,018,846)	(10,399,843)
Adjustment for long-term deferred asset (vi)	—	500,000	—
Cash flows used in investing activities per US GAAP	(3,616,962)	(20,518,846)	(10,399,843)

The non-controlling interest under accounting principles generally accepted in Canada is the same as the non-controlling interest under the accounting principles generally accepted in the United States.

26. SUBSEQUENT EVENTS

Subsequent to the year end, during the period from January 1 to June 29, 2009, the Company agreed to issue 18,756,605 common shares for total proceeds of $3,751,321 ($1,280,026 in cash, $500,000 from short-term debt due to a director of the Company and $1,971,295 in settlement of outstanding accounts payable), relating to a private placement commencing during the fourth quarter of 2008. The proceeds were received and the issuance of the related shares is expected to occur in July, 2009 after the Company’s statutory filings are brought up-to-date and a regulatory order restricting share issuances imposed on the Company on account of the late filings has been lifted.

27. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

OFFICERS AND DIRECTORS

(As of August 2009)

OFFICERS OF THE COMPANY

Richard Chen-Hsing Lin

Chairman and

President-Operations, China

Vancouver BC Canada

Robert Andrew Kingston

President and

Chief Executive Officer

McLean VA USA

Brian Richardson

Chief Financial Officer

West Vancouver BC Canada

Thomas Bouchard

Chief Operating Officer

Vienna VA USA

Laura Santos

Corporate Secretary

Richmond BC Canada

Jeffrey Lin

Vice President, Business Development

China and Japan

Vancouver BC Canada

BOARD OF DIRECTORS

Committee membership indicated by numbers following names

Richard Chen-Hsing Lin (2) (3)

Chairman and

President - Operations, China

Vancouver BC Canada

Robert Andrew Kingston (3)

President and

Chief Executive Officer

McLean VA USA

DIRECTORS AT LARGE

Chih-Lin Chu (1) (2)

General Manager

China Strategic Holdings Limited

China

Shing-Cheng Hong (1) (2)

Chairman

Saga Unitek Venture

Taipei Taiwan

Desmond Radlein, Ph.D. (1)

Waterloo ON Canada

All directors are elected annually at the Company’s Annual Meeting of

Stockholders.

Committees of the Board of Directors

1. Audit Committee

2. Compensation Committee

3. Executive Committee

CORPORATE INFORMATION

(As of August 2009)

CORPORATE OFFICES

Corporate Headquarters

140-13091 Vanier Place

Richmond BC Canada

V6V 2J1

(604) 295 6800 Telephone

(604) 295 6805 Facsimile

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc.

Stock Transfer Services

Vancouver BC Canada V6C 3B9

(604) 661 0246 Telephone

(604) 683 3694 Facsimile

Computershare Investor Services Inc.

Golden, CO

USA 80401

(303) 262 0600 Telephone

(303) 262 0700 Facsimile

BANKERS

Canadian Imperial Bank of Commerce

6011 No. 3 Road

Richmond BC Vancouver

V6Y 2B2

(604) 665 6128 Telephone

(604) 278 7631 Facsimile

INDEPENDENT AUDITORS

BDO Dunwoody LLP

Vancouver BC Canada

Investor Relations

To obtain additional information about the Company or to be placed on the

Company’s list for future news release and financial reports, contacts:

DynaMotive Energy Systems Corporation

Investors Relations

140-13091 Vanier Place

Richmond BC Canada

V6V 2J1

(604) 295 6800 Telephone

(877) 863 2268 Toll Free

(604) 295 6805 facsimile

info@dynamotive.com email

www.dynamotive.com website

STOCK LISTING

The Company’s common shares are currently listed on the OTCBB under the trading symbol DYMTF

ANNUAL MEETING

The 14th Annual General Meeting will be held on Thursday, September 17, 2009 at

2:00 p.m.

Lang Michener LLP

Board Room

1055 West Georgia Street

Vancouver BC V6E 4N3